As filed with the Securities and Exchange Commission on October 18, 2012

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-7

REGISTRATION STATEMENT

UNDER THE

SECURITIES ACT OF 1933

Mountain Province Diamonds Inc.

(Exact name of Registrant as specified in its charter)

Ontario, Canada	1000	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

161 Bay Street, Suite 2315, Toronto, Ontario, Canada, M5J 2S1

(416) 361-3562

(Address and telephone number of Registrant’s principal executive offices)

Copies to:

Linda E. Misetich Fraser Milner Casgrain LLP 77 King Street West, Suite 400 Toronto, Ontario, Canada M5K 0A1 (416) 863-4394	Richard B. Raymer Dorsey & Whitney LLP 161 Bay Street, Suite 4310 Toronto, Ontario, Canada M5J 2S1 (416) 367-7388

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after this registration statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Common Shares	13,452,593	Cdn. $3.50	U.S. $48,064,594	U.S. $6,556

(1)	Based on the exchange rate of Cdn. $1.00 to U.S. $1.0208, the noon buying rate as reported by the Bank of Canada on October 17, 2012.

(2)	Calculation of registration fee is in accordance with General Instruction II.F of Form F-7.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

ITEM 1. HOME JURISDICTION DOCUMENT

Rights Offering Circular.

ITEM 2. INFORMATION LEGENDS

See the outside front cover page of the Rights Offering Circular.

ITEM 3. INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

Not applicable.

ITEM 4. LIST OF DOCUMENTS FILED WITH THE COMMISSION

The Consent of Fraser Milner Casgrain LLP has been filed with the SEC as a part of this Registration Statement.

Please read this document carefully as it requires you to MAKE A DECISION PRIOR TO 5:00 P.M. TORONTO TIME ON NOVEMBER 28, 2012. IF YOU ARE IN DOUBT as to how to deal with this document, you should consult your investment dealer, stockbroker, bank manager or other professional advisor.

The offer of these securities is made in all provinces of Canada, with the exception of Quebec, in those states in the United States where an exemption from the applicable state securities laws is immediately available and in all jurisdictions (the “Offshore Jurisdictions”) outside Canada and the United States excluding any jurisdiction that does not provide a rights offering prospectus exemption substantially similar to the exemption provided in Canada or that otherwise requires obtaining any approvals of a regulatory authority in the Offshore Jurisdiction or the filing of any document by Mountain Province Diamonds Inc. in the Offshore Jurisdictions in connection with this offering. No securities commission or similar authority in Canada has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offense. This offering is not, and under no circumstances is to be construed as, an offering of any securities for sale in, or to any resident of, any other jurisdiction or a solicitation therein of any offer to buy any securities of Mountain Province Diamonds Inc.

Rights Offering Circular	October 15, 2012

Mountain Province Diamonds Inc.

Offering of Rights to Subscribe for Common Shares

Mountain Province Diamonds Inc. (“MPV” or the “Corporation”) is issuing to the holders of its outstanding common shares (the “Common Shares” and each individually, a “Common Share”) of record at the close of business on October 30, 2012 (the “Record Date”) rights (each, a “Right”) to subscribe for additional Common Shares (the “Rights Shares”) on the terms set forth herein (the “Rights Offering” or the “Offering”). Rights will be evidenced by transferable rights certificates (each, a “Rights Certificate”). Each registered holder of Common Shares on the Record Date will receive one Right for each Common Share held. Six Rights plus the sum of $3.50 (the “Subscription Price”) are required to subscribe for one Rights Share (the “Basic Subscription Privilege”). The Rights expire at 5:00 p.m. (Toronto time) (the “Rights Expiry Time”) on November 28, 2012 (the “Rights Expiry Date”), after which time unexercised Rights will be void and of no value.

The Rights are fully divisible and fully transferable into and within Canada by the holders thereof. The Rights may not be transferred to any person within the United States. Holders of Common Shares in the United States who receive Rights may transfer or resell them only through the facilities of the Toronto Stock Exchange (the “TSX”) in transactions that comply with Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”).

Entitlement to Rights:	One Right for each Common Share held by the holder on the Record Date. Based on the number of issued and outstanding Common Shares on the date of this rights offering circular (the “Rights Offering Circular”), 80,715,558 Rights will be issued under the Rights Offering.
Subscription Price:	$3.50 per Rights Share.

Record Date:	October 30, 2012.
Rights Expiry Date:	November 28, 2012.
Rights Expiry Time:	5:00 p.m. (Toronto time) on the Rights Expiry Date.
Basic Subscription Privilege:	Six Rights will entitle the holder to subscribe for one Rights Share at the Subscription Price.
Additional Subscription Privilege:	Holders who exercise their Rights in full are entitled to subscribe for additional Rights Shares, if available as a result of unexercised Rights, at the Subscription Price. See “Details of the Rights Offering – Additional Subscription Privilege”.
Maximum Number of Common Shares Issuable:	A maximum of 13,452,593 Rights Shares will be issuable pursuant to the Rights Offering, representing approximately 16.7% of the issued and outstanding Common Shares on the date hereof. The maximum number of Rights Shares issuable is subject to adjustment for rounding and assuming no convertible securities are exercised into Common Shares before the Record Date.
Maximum Net Proceeds:	The Rights Offering will result in maximum proceeds of approximately $47,084,076 from the sale of the Rights Shares, less estimated expenses of the Rights Offering in the amount of approximately $75,000 and the Stand-By Fee. The maximum net proceeds are subject to adjustment for rounding and assuming no convertible securities are exercised into Common Shares before the Record Date.
Minimum Proceeds:	The completion of the Rights Offering is not conditional upon MPV receiving any minimum amount of subscriptions for the Rights Shares from shareholders of the Corporation (the “Shareholders”).
Use of Proceeds:	The Corporation intends to use the net proceeds of the Rights Offering to fund the Corporation’s 49% share of the Gahcho Kué JV costs, including permitting, engineering design, procurement, transport, drilling and related expenditures; and for general corporate purposes. See “Use of Proceeds”.
Listing:	The Rights will be listed on the TSX under the symbol “MPV.RT” and will be posted for trading on the TSX until 12:00 p.m. (Toronto time) on the Rights Expiry Date at which time they will be halted for trading.
Stand-by Commitment:	Bottin (International) Investments Ltd. (controlled by Dermot Desmond) has agreed to subscribe for, at the Subscription Price, those Rights Shares not otherwise subscribed for on the exercise of the Rights under the Basic Subscription Privilege and the Additional Subscription Privilege. See “Stand-By Commitment”.
Managing Dealer Fee and Soliciting Fees:	No managing dealer or soliciting dealer has been engaged in connection with this Offering.
Subscription Agent:	Computershare Trust Company of Canada (the “Subscription Agent” or “Computershare”) will act as the subscription agent for the Rights Offering and is also the registrar and transfer agent for the Common Shares.
United States Transfer Restrictions:	The Rights may be transferred only through the facilities of the TSX in transactions that comply with Regulation S under the U.S. Securities Act. See “U.S. Shareholders”.

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The foregoing is a summary only of the principal features of the Offering and should be read together with and is qualified in its entirety by the more detailed information appearing elsewhere in this Rights Offering Circular.

To subscribe for Rights Shares, a completed Rights Certificate and payment in full of the Subscription Price must be received by the Subscription Agent before the Rights Expiry Time. Rights not exercised before the Rights Expiry Time will be void and of no value. See “How to Use the Rights Certificate”. No minimum amount is required to be raised in connection with the Rights Offering. The Subscription Agent will hold all subscription proceeds until the Rights Expiry Date whereupon the net subscription proceeds after payment of the expenses of the Rights Offering will be transferred to the Corporation.

The outstanding Common Shares are listed for trading on the TSX under the symbol “MPV”. On October 10, 2012, being the last trading day prior to the announcement of the Offering, the closing price of the Common Shares on the TSX was $4.02 (the “Closing Price”). The Subscription Price of $3.50 is equal to a discount of approximately 13% from the Closing Price and a discount of over 17% from the volume weighted average trading price of the Common Shares on the TSX for the preceding 20 trading days prior to the announcement of the Offering, which was $4.23. The TSX has approved the listing of the Rights Shares issuable on the exercise of the Rights. The Corporation has made an additional listing application to the NYSE MKT LLC in order to approve the listing of the Rights Shares issuable on the exercise of the Rights. The Corporation expects to receive approval from the NYSE MKT LLC prior to the Rights Expiry Date. The Subscription Price was determined by the Corporation, having regards to regulatory requirements and to issues such as dilution, market price, market forces and the capital requirements of the Corporation.

If a holder of Common Shares wishes to retain that holder’s current percentage ownership in the Corporation and assuming that all Rights are exercised, that holder should purchase all of the Rights Shares for which the holder may subscribe pursuant to the Rights delivered with this Rights Offering. If that holder does not do so and other Rights holders exercise all of their Rights, that holder’s current percentage ownership in the Corporation will be diluted by the issue of Rights Shares under this Rights Offering.

The Rights are being offered in all provinces of Canada, with the exception of Quebec, in the United States and in eligible Offshore Jurisdictions (collectively, the “Qualifying Jurisdictions”) provided that residents of such jurisdictions provide evidence satisfactory to the Corporation that it is not unlawful to participate in the Rights Offering. This Rights Offering Circular has not been filed with the securities commissions or similar regulatory authority of any jurisdiction other than the Qualifying Jurisdictions. The Rights and Rights Shares issuable upon exercise of the Rights are not being offered, with limited exceptions, to persons who are or appear to be, or the Corporation or the Subscription Agent have reason to believe are, residents of jurisdictions other than the Qualifying Jurisdictions. See “Details of the Rights Offering – Ineligible Shareholders”.

The Corporation will not issue fractional Rights Shares upon the exercise of Rights. Where the issuance of Rights would otherwise entitle the holder of Rights to fractional Rights Shares, the holder’s entitlement will be reduced to the next lowest whole number of Rights Shares, with no additional compensation. See “How to Use the Rights Certificates – No Fractional Rights Shares”.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this circular in accordance with the disclosure requirements of Canada. Prospective investors should be aware that those requirements are different from those of the United States. Financial statements of the Corporation have been prepared in accordance with international financial reporting standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition or disposition of the securities described in this circular may have tax consequences in Canada, the United States, or elsewhere. Such consequences for investors who are resident in, or citizens of, the United States are not described fully herein. The Canadian tax consequences of the acquisition, holding or disposition of the securities described in this circular, other than the Rights, to investors not resident in Canada may be significant and, in some circumstances, adverse. Prospective investors should consult their own tax advisors with respect to such tax considerations.

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The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Company is incorporated under the laws of Ontario, that some or all of its officers and directors may be residents of a country other than the United States, that some or all of the experts named in this registration statement may be residents of Canada, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

Neither the Rights nor the Rights Shares have been approved or disapproved by the Securities and Exchange Commission (the “SEC”) or any state securities commission and neither the SEC nor any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Investment in the securities offered hereby may be regarded as highly speculative due to the nature of the Corporation’s business and should only be undertaken by those persons who can afford to lose their entire investment in the securities. See “Risk Factors”. The registered and head office of the Corporation is located at 161 Bay Street, Suite 2315, PO Box 216, Toronto, Ontario M5J 2S1.

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TABLE OF CONTENTS

DOCUMENTS FILED WITH REGULATORY AUTHORITIES	3
ELIGIBILITY FOR INVESTMENT	3
FORWARD LOOKING INFORMATION	3
THE CORPORATION	4
Corporate Structure	4
Intercorporate Relationships	5
Business of the Corporation	6
DETAILS OF THE RIGHTS OFFERING	10
Eligible Shareholders	10
Basic Subscription Privilege	10
Additional Subscription Privilege	10
Non-Registered, Beneficial Shareholders	11
Rights Expiry Time	11
Rights Certificates	12
Delivery of Rights Certificates by Intermediaries	12
Ineligible Shareholders	12
Offshore Shareholders	13
U.S. Shareholders	13
HOW TO USE THE RIGHTS CERTIFICATE	14
General	14
Exercise of the Basic Subscription Privilege - Form 1	14
Exercise of the Additional Subscription Privilege - Form 2	14
Purchase, Sale or Transfer of Rights - Form 3	15
Dividing or Combining Rights Certificates - Form 4	16
Unexercised Rights	16
Signatures	16
Payment of Subscription Price	16
Delivery of Completed Rights Certificates	16
Reservation of Rights Shares	17
No Fractional Rights Shares	17
Determinations as to Validity of Subscription	17
Delivery of Rights Share Certificates	17
Acceptance by Book-Based Transfer in Canada	17
SUBSCRIPTION AGENT AND TRANSFER AGENT	18
INCOME TAX CONSEQUENCES	18
INTENTION OF INSIDERS TO EXERCISE RIGHTS	18
DESCRIPTION OF THE CORPORATION’S SECURITIES	19
General	19
STAND-BY COMMITMENT	19
PRINCIPAL SHAREHOLDER	20
CHANGES OF OWNERSHIP	21
MANAGING DEALER FEE AND SOLICITING DEALER FEES	21
USE OF PROCEEDS	21
RISK FACTORS	22
Risk Factors Relating to MPV	22
Risk Factors Relating to this Rights Offering	28
STATEMENT AS TO RESALE RESTRICTIONS	29
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	30
RESIDENTS OF CANADA	31
Receipt of Rights	31
Exercise of Rights	31
Expiry of Rights	31

Disposition of Rights or Rights Shares	31
Receipt of Dividends on Rights Shares	32
Capital Gains and Capital Losses	32
NON-RESIDENTS OF CANADA	32
Receipt of Rights	33
Exercise of Rights	33
Expiry of Rights	33
Dispositions of the Rights or Rights Shares	33
Receipt of Dividends on Rights Shares	33
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	33
Scope of this Summary	34
Taxation of Rights	35
Passive Foreign Investment Company Rules	37
Taxation of Common Shares	41
Additional Considerations	42
STATUTORY RIGHTS	43
ADDITIONAL INFORMATION	43
INQUIRIES	44

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DOCUMENTS FILED WITH REGULATORY AUTHORITIES

For more information about the Corporation, Shareholders are referred to the documents filed with securities regulatory authorities in Canada and the United States. All continuous disclosure documents for the Corporation are available in Canada through the internet on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and in the United States through the internet on EDGAR at www.sec.gov.

ELIGIBILITY FOR INVESTMENT

In the opinion of Fraser Milner Casgrain LLP, counsel to the Corporation, based on the provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) in effect on the date hereof, the Rights and the Rights Shares issuable upon exercise of the Rights would be, if issued on the date hereof, “qualified investments” as defined in the Tax Act for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts (“TFSAs”) under the Tax Act (collectively, “Exempt Plans”) provided that the Rights and the Rights Shares issuable upon the exercise of the Rights are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX).

Notwithstanding that the Rights and the Rights Shares issuable upon exercise of the Rights may be qualified investments as described above, the holder of a trust governed by a TFSA or the annuitant under a RRSP or RRIF that holds Rights or Rights Shares will be subject to a penalty tax if such Rights or Rights Shares are a “prohibited investment” for the purposes of the Tax Act. The Rights and the Rights Shares will generally be a “prohibited investment” if the holder or the annuitant, as the case may be, does not deal at arm’s length with the Corporation for the purposes of the Tax Act or the holder or the annuitant, as the case may be, has a “significant interest” (within the meaning of the Tax Act) in the Corporation or a corporation, partnership or trust with which the Corporation does not deal at arm’s length for the purposes of the Tax Act. Prospective holders should consult their own tax advisors regarding their particular circumstances, including with respect to any potential relief from the application of the prohibited investment rules under an undated letter of the Department of Finance (Canada) provided in 2012 by it to the Joint Committee on Taxation of the Canadian Bar Association and the Canadian Institute of Chartered Accountants.

FORWARD LOOKING INFORMATION

This Rights Offering Circular contains certain forward-looking statements and forward-looking information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian securities laws and within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “expect”, “may”, “will”, “project”, “should”, or similar words suggesting future outcomes. In particular, this Rights Offering Circular contains forward-looking statements pertaining to the following:

•	anticipated maximum proceeds of the Offering;

•	timing of completion and other procedural matters associated with the Offering;

•	business operations;

•	intention of insiders to exercise Rights;

•	use of proceeds; and

•	certain other forward-looking statements as described below.

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Forward-looking information respecting:

•	the anticipated maximum proceeds of the Offering is based upon the Subscription Price of $3.50 and assumes that the maximum of 13,452,593 Rights Shares will be issued pursuant to the Rights Offering;

•	timing of completion and other procedural matters is based upon the terms of the Rights Offering Circular and advice received from counsel to the Corporation relating to such timing expectations;

•	business operations are based upon information provided by management of the Corporation;

•	the intention of insiders to exercise Rights is based upon information provided by the officers and directors of the Corporation; and

•	the expected use of proceeds is based on the Corporation’s intentions on the date hereof and assumes certain levels of cash flow from operations.

Although management considers these assumptions to be reasonable based on information currently available to it, such forward-looking statements may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties (both general and specific) and risks that forward-looking statements will not be achieved. Undue reliance should not be placed on forward-looking statements, as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in the forward-looking statements contained in this Rights Offering Circular. The forward-looking statements contained in this Rights Offering Circular are made as of the date hereof and the Corporation does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by applicable Canadian securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement. See “Risk Factors”.

THE CORPORATION

Corporate Structure

Mountain Province Diamonds Inc., formerly Mountain Province Mining Inc., was formed on November 1, 1997 by the amalgamation (the “MPV Amalgamation”) of Mountain Province Mining Inc. (“Old MPV”) and 444965 B.C. Ltd. (“444965”) pursuant to an amalgamation agreement (the “MPV Amalgamation Agreement”) dated as of August 21, 1997.

Under the terms of the MPV Amalgamation Agreement, as at November 1, 1997, each Old MPV share was exchanged for one Common Share and each 444965 share was exchanged for approximately 0.80 of one Common Share. The conversion ratios reflected the respective interests of Old MPV and 444965 in the AK-CJ Properties prior to the date of the MPV Amalgamation.

Old MPV was incorporated under the laws of British Columbia on December 2, 1986 under the British Columbia Company Act and was engaged in the exploration of precious and base mineral resource properties until the date of the MPV Amalgamation. Prior to the date of the MPV Amalgamation, Old MPV held an undivided 50% interest in the AK-CJ Properties and an interest in each of the other properties which are currently held by MPV, as described below.

444965, a wholly-owned subsidiary of Glenmore Highlands Inc., (Glenmore being a former controlling shareholder of the Corporation as defined under the Securities Act, British Columbia) prior to the MPV Amalgamation, was incorporated under the laws of British Columbia on August 20, 1993. Prior to the MPV Amalgamation, 444965's only material asset consisted of a 40% undivided interest in the AK-CJ Properties.

As of March 31, 2000, the Corporation had one wholly-owned subsidiary, Mountain Province Mining Corp. (USA), which has since been voluntarily dissolved.

On April 4, 2000, the Corporation incorporated a wholly-owned subsidiary, Mountain Glen Mining Inc. in Alberta. Pursuant to an arrangement agreement (the “Arrangement Agreement”) with Glenmore dated May 10, 2000, Glenmore was amalgamated with Mountain Glen effective as of June 30, 2000 to form a wholly-owned subsidiary (also known as “Mountain Glen Mining Inc.”) of the Corporation. All Glenmore shares were exchanged for common shares in the Corporation on the basis of 0.5734401 Common Shares to one Glenmore share, and Glenmore shares were concurrently cancelled. All of the assets of Glenmore became assets of Mountain Glen, including 16,015,696 Common Shares previously held by Glenmore.

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Glenmore had two wholly-owned subsidiaries, Baltic Minerals BV, incorporated in the Netherlands, and Baltic Minerals Finland OY, incorporated in Finland. Pursuant to the Arrangement Agreement, these companies became wholly-owned subsidiaries of the Corporation.

The Corporation changed its name from Mountain Province Mining Inc. to Mountain Province Diamonds Inc. effective October 16, 2000. It commenced trading under its new name on the TSX on October 25, 2000. Pursuant to an Assignment and Assumption Agreement dated March 25, 2004 between the Corporation and Mountain Glen, Mountain Glen distributed its property and assets in specie to the Corporation with the object of winding up the affairs of Mountain Glen. The property transferred included Mountain Glen's shares in Baltic Minerals BV and the 16,015,696 Common Shares. On March 30, 2004, the 16,015,696 Common Shares were cancelled and returned to treasury.

Mountain Glen was voluntarily dissolved on August 4, 2004. Pursuant to the repeal of the British Columbia Company Act and its replacement by the British Columbia Business Corporations Act (the “New Act”), the Corporation transitioned to the New Act and adopted new Articles of Incorporation. On September 20, 2005, the Corporation’s shareholders approved a special resolution for the continuance of the Corporation into Ontario, and the Corporation amended its articles and continued incorporation under the Business Corporations Act (Ontario), transferring from the Company Act (British Columbia).

The Corporation is domiciled in Canada.

Intercorporate Relationships

Organizational Structure of the Corporation

The names of the Corporation’s subsidiaries, their dates of incorporation and the jurisdictions in which they were incorporated as at the date hereof, are as follows:

Name of Subsidiary	Date of Incorporation	Jurisdiction of Incorporation
Baltic Minerals BV	January 26, 1996	The Netherlands
Baltic Minerals Finland OY	May 18, 1994	Finland
Camphor Ventures Inc.	May 9, 1986 (as Sierra Madre Resources Inc.)	British Columbia, Canada

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The following diagram sets forth the organizational structure of the Corporation and each of its wholly-owned subsidiaries:

Business of the Corporation

The Corporation is a natural resource property exploration and development company. The Corporation’s principal property is a 49% interest (including the 4.9% interest in the property held by Camphor) in the Gahcho Kué JV Property (the “Property”) located in the Northwest Territories of Canada. The Property is the Corporation’s only material property at this time.

Bulk sampling and drilling on the Property is largely complete, as is the Definitive Feasibility Study on the Gahcho Kué Project which demonstrates an economically viable project. The Project is currently in the permitting stage. There are no revenues from the Corporation’s natural resource properties.

Historical Corporate Development

AK-CJ Properties and the Gahcho Kué Project

In August 1992, the Corporation acquired a 100% interest in the AK-CJ Properties that encompassed approximately 520,000 acres. Pursuant to an agreement dated November 18, 1993 (as amended), the Corporation optioned 40% of its interest in the AK-CJ Properties to 444965, a subsidiary of Glenmore.

Pursuant to an agreement dated August 16, 1994 (as amended), the Corporation also optioned 10% of its interest in the AK-CJ Claims to Camphor. Following the merger of the Corporation with 444965, the Corporation held a 90% interest in the AK-CJ Claims, and Camphor, the remaining 10%. Exploration work in the form of soil sampling, aerial geophysical surveys and geochemical and geophysical analysis were undertaken on these properties during the period from 1992 to 1995.

During fiscal 1995, the Corporation focused the majority of its attention on the AK Property. In February 1995, a diamondiferous kimberlite was discovered (the “5034 kimberlite pipe”) and a program of delineation drilling was undertaken. Activity during this period on the Corporation’s other properties was minimal because of the focus on the AK Property.

During 1996, the Corporation completed a 104-tonne mini-bulk sample from the 5034 kimberlite pipe. The results indicated an average grade of 2.48 carats per tonne. During 1997, the Corporation concluded a joint venture agreement (the “Letter Agreement”) with Monopros, a wholly-owned subsidiary of De Beers now known as De Beers Canada Inc., Camphor Ventures Inc., and other parties, and further amended it (as the Gahcho Kué Joint Venture Agreement) in 2002, to develop the AK-CJ Properties. The Letter Agreement granted De Beers the sole and exclusive right and option to acquire a 51% ownership interest in the AK Property in consideration of incurring certain expenditures.

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During the 1997 exploration season, De Beers Canada discovered three new kimberlite pipes on the AK Property: Tesla, Tuzo and Hearne. All are diamondiferous.

During the spring of 1998, De Beers Canada conducted mini-bulk sampling on the three new pipes as well as the 5034 kimberlite pipe, the original pipe discovery on the AK Property. The results were positive enough for De Beers to commit to a major bulk sample in 1999.

During 1999, De Beers Canada completed a major bulk sample of the four major pipes. For the 5034 kimberlite pipe, a total of 1,044 carats were recovered from 609 tonnes of kimberlite. For the Hearne pipe, a total of 856 carats were recovered from 469 tonnes of kimberlite. For the Tuzo pipe, a total of 533 carats were recovered from 523 tonnes of kimberlite. For the Tesla pipe, 64 carats were recovered from 184 tonnes of kimberlite. The Tesla pipe was too low grade to be considered as part of a mine plan.

On March 8, 2000, the Corporation agreed to extend the feasibility study decision date, and De Beers Canada agreed to carry all exploration, development and other project costs.

On August 4, 2000, De Beers Canada presented the Desktop Study to the Corporation. Upon presentation, De Beers Canada was deemed to earn a 51% interest in the AK-CJ Properties. Consequently, the Corporation was left with a 44.1% interest and Camphor with a 4.9% interest in the AK-CJ Properties. The main conclusion of the Desktop Study was that only a 15 percent increase in diamond revenues was needed for De Beers Canada to proceed to the feasibility stage.

On May 4, 2001, De Beers Canada completed the bulk sample program of the Hearne and 5034 pipes. A total of approximately 307 tonnes and 550 tonnes of kimberlite were recovered from the Hearne and 5034 pipes respectively. The modeled values of the diamonds recovered from the Hearne and 5034 pipes were reported on December 18, 2001 and the results were encouraging enough for De Beers to commit to another bulk sample during the winter of 2002. The main purpose was to recover more high quality, top color diamonds, like the 9.9-carat diamond recovered in the 2001 program.

The CJ Property claims substantially lapsed in November 2001 and the remaining CJ Property claims lapsed on August 17, 2002.

During 2002, the Corporation entered into the Gahcho Kué Joint Venture Agreement. This agreement provided that De Beers Canada could have earned up to a 55% interest in the project by funding and completing a positive definitive feasibility study. The agreement also provided that De Beers Canada could have earned up to a 60% interest in the project by funding development and construction of a commercial scale mine.

The winter 2002 bulk sample program of the 5034 and Hearne pipes was completed on April 20, 2002. The modeled grades and values per carat for both pipes were used to update the Desktop Study. De Beers Canada’s 2003 updated Desktop Study showed that, due to the decrease in diamond prices since September 11, 2001 and a lower U.S. dollar against the Canadian dollar, the projected return on the project would be slightly less than that obtained previously. As a result of the indicated internal rate of return, well below the agreed hurdle rate of 15%, De Beers decided to postpone a pre-feasibility decision until the next year when the Desktop Study would be updated again.

At the end of July 2003, De Beers notified the Corporation that they had started work on a detailed internal cost estimate study on the Gahcho Kué Project that incorporated the Kennady Lake diamond deposits. They based their decision on their belief that the improving geo-political and economic conditions supported confidence in longer-term diamond price projections. In November 2003, the Joint Venture’s management committee approved a budget of approximately $25 million for the study which started in January 2004, and was completed mid-2005.

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The projected profitability levels were sufficiently encouraging to the Joint Venture to support the Joint Venture’s decision to proceed to the next phase of permitting and advanced exploration to improve the resource confidence and input data for mine design to support further study. On July 11, 2005, De Beers reported an increase in the modeled value of the diamonds for the Gahcho Kué Project with the modeled values increasing by approximately 6, 7 and 8 percent for the Tuzo, Hearne and 5034 pipes respectively.

During 2006, 2007 and the winter of 2008, advanced exploration and permitting work continued on the Property.

Acquisition of Camphor Ventures Inc.

On July 5, 2006 the Corporation announced that it had entered into an agreement with certain Camphor shareholders to acquire approximately 33.5 percent of the issued and outstanding shares of Camphor through a private agreement exempt share exchange on the basis of 0.3975 Mountain Province shares for each Camphor share. The acquisition was completed on July 24, 2006.

On January 19, 2007, the Corporation announced that Camphor had accepted an offer letter from the Corporation in terms of which MPV offered, subject to certain conditions, to acquire all of the outstanding securities of Camphor on the basis of 0.41 MPV common shares, options or warrants (as the case may be) per Camphor common share, option, or warrant. Offering documents and the Camphor Directors’ Circular were mailed to Camphor shareholders on February 23, 2007, and the offer remained open until March 30, 2007, following which Mountain Province took up the Camphor shares tendered into the offer increasing the Corporation’s interest in Camphor to over 90 percent. The offer was subsequently extended until April 16, 2007, following which the Corporation’s interest in Camphor increased to 96% percent on a fully diluted basis. On April 19, 2007, the Corporation issued a Notice of Compulsory Acquisition to acquire the balance of the outstanding shares of Camphor. The Notice expired June 19, 2007, and the Corporation took up the rest of the shares. Camphor Ventures was de-listed in July 2007, and is now a wholly owned subsidiary of MPV.

Foreign Assets

Until the Arrangement with Glenmore, all of the Corporation’s assets are and have been located in Canada. Since the Arrangement, the Corporation has not generated any revenue from operations. Pursuant to the Arrangement, the assets of Glenmore, including properties in Finland, were acquired by Mountain Glen, and were held by the Corporation, having been distributed to the Corporation on the winding up of Mountain Glen. The Haveri Gold Property in Finland was transferred to Northern Lion Gold Corp. in 2004.

Government Regulation

The current and anticipated future operations of the Corporation, including development activities and commencement of production on its properties, require permits from various federal, territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mine-related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Corporation’s exploration activities and its potential mining and processing operations in Canada are subject to various laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.

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In most jurisdictions, mining is regulated by conservation laws and regulations. In the Northwest Territories, the mining industry operates primarily under Canadian federal law because the ownership of water, fisheries, and surface and sub-surface rights to land are vested in the federal government. Accordingly, federal legislation governs prospecting, development, production, environmental protection, exports, and collective bargaining. Matters of a purely local or territorial nature, such as mine safety standards, the establishment of a minimum wage, education and local health services are matters for the Territorial government. With respect to environmental matters, the Corporation’s properties are subject to federal regulation under, inter alia, the Canadian Environmental Protection Act, the Fisheries Act, the Northwest Territories Waters Act, the Arctic Waters Pollution Prevention Act, the Navigable Waters Protection Act, the Mackenzie Valley Resource Management Act and the Mackenzie Valley Land Use Regulations. Territorial environmental legislation may also apply for some purposes. The Mackenzie Valley Land and Water Board established under the federal Mackenzie Valley Resource Management Act has the responsibility to receive and to process applications for water licenses under the Northwest Territories Waters Act in most areas of the Northwest Territories. These licenses outline the volume of water the mine may use, how tailings will be treated, the quality and types of waste that may be deposited into the receiving environment and how the quality and types of waste may be monitored and contain requirements regarding the restoration of the tailings disposal and other affected areas. The Mackenzie Valley Land and Water Board also issues land use permits applicable to most areas of the Northwest Territories under the Mackenzie Valley Land Use Regulations. Such permits govern the manner in which various development activities on federal Crown and other lands may be undertaken. Applicable territorial legislation and regulations include the Apprentice and Trade Certification Regulations, Archaeological Resources Act, Boilers and Pressure Vessels Regulations, Business Licence Fire Regulations, Civil Emergency Measures Act, Environmental Protection Act, Environmental Rights Act, Explosives Use Act, Explosives Regulations, Fire Prevention Act, Fire Prevention Regulations, Labour Standards Act, Mine Health and Safety Act, Mine Health and Safety Regulations, Public Health Act, Research Act, Wildlife Act, and Workers Compensation Act.

The Fisheries Act, Northwest Territories Waters Act, Territorial Lands Act and Regulations, Territorial Quarrying Regulations, Mackenzie Valley Land Use Regulations, Real Property Act, Transportation of Dangerous Goods Act, and the Canada Mining Regulations are federal legislation or regulations. Failure to comply with territorial and/or federal legislation or regulations may result in cease work orders and/or fines.

The Corporation’s operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies. The Corporation believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. There can be no assurance, however, that all permits which the Corporation may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration, development or mining project which the Corporation might undertake.

Portions of the Northwest Territories will also be subject to the jurisdiction of the Tlicho Government, a First Nations government which will have certain powers of regulation in respect of “Tlicho Lands” under the “Tlicho Agreement”, a land claim agreement entered into between the Tlicho First Nation and the federal and territorial governments.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties. On October 17, 2007, the Corporation entered into an agreement with the Government of the Northwest Territories pursuant to which it agreed to make available 10% of its share of the diamonds from the Gahcho Kué Project to the Northwest Territories diamond cutting and polishing facilities.

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Recent Developments

In January 2012, the Corporation announced that the Board of Directors had approved a proposal to spin-out the Corporation’s 100%-controlled Kennady North project into a newly incorporated company, Kennady Diamonds Inc. (“Kennady Diamonds”) through a plan of arrangement and subject to regulatory, court and shareholder approvals.

On March 12, 2012, Kennady Diamonds and MPV entered into an arrangement agreement (the “Kennady Arrangement”) pursuant to which MPV would transfer its interest in the Kennady North project, including permits, mining claims, rights and title, in the Northwest Territories in Canada, and $3 million of cash, to Kennady Diamonds in exchange for common shares of Kennady Diamonds. The Kennady Arrangement called for, among other things, the share capital of MPV to be reorganized into a new class of shares and a distribution of the Kennady Diamonds common shares, to the existing MPV Shareholders.

After completing the Kennady Arrangement, Kennady Diamonds would own MPV’s interest in the Kennady North Project and $3,000,000 of cash.

The Kennady Arrangement was approved by the Board of Directors of MPV and was subject to approval by two-thirds of the votes cast by holders of MPV Common Shares, at a special meeting of MPV Shareholders held on April 25, 2012. The MPV Shareholders voted 99.57% in favour of the Kennady Arrangement. As well, on April 30, 2012, MPV received final court approval for the Kennady Arrangement. Regulatory approval was obtained by the TSX and the TSX Venture Exchange.

The various transactions under the Kennady Arrangement were completed on July 6, 2012, the effective date of the Kennady Arrangement. The Corporation transferred the Kennady North property and working capital of $3 million to Kennady Diamonds in exchange for 16,143,111 shares of Kennady Diamonds which in turn were distributed to the MPV Shareholders on the basis of one Kennady Diamonds’ share for every five shares of MPV held by the Shareholders.

DETAILS OF THE RIGHTS OFFERING

Eligible Shareholders

The Rights are being offered in all provinces of Canada, with the exception of Quebec, in the United States and in eligible Offshore Jurisdictions (collectively, the “Qualifying Jurisdictions”) provided that residents of such jurisdictions provide evidence satisfactory to the Corporation that it is not unlawful to participate in the Rights Offering. Any holder of a Rights Certificate whose address of record is in a Qualifying Jurisdiction will be considered an “Eligible Shareholder” for the purposes of this Rights Offering.

Basic Subscription Privilege

Each registered holder of Common Shares of record at 5:00 p.m. (Toronto time) on the Record Date is entitled to receive one Right for each Common Share held. Six Rights confer the right on the holder thereof to subscribe for one Rights Share at the price of $3.50 per Rights Share (the “Basic Subscription Privilege”) at or before the Rights Expiry Time.

The Subscription Price for the Rights was determined by the Corporation, having regards to regulatory requirements and to issues such as dilution, market price, market forces and the capital requirements of the Corporation. The total number of Rights Shares to be issued will depend on the demand from subscribers. The subscription for Rights Shares upon the exercise of Rights is voluntary. Holders of Rights should consult their own advisors with respect to this Offering.

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Additional Subscription Privilege

Any Eligible Shareholder who has exercised the right to subscribe for all the Rights Shares that it can subscribe for, with the Rights evidenced by the applicable Rights Certificates, pursuant to the Basic Subscription Privilege, also has the right (the “Additional Subscription Privilege”) to subscribe for additional Rights Shares, if available, at the Subscription Price. Additional Rights Shares will be allocated from those Rights Shares, if any, available as a result of Rights that are unexercised at the Rights Expiry Time. A holder who exercises the Additional Subscription Privilege will receive Rights Shares (the “Remaining Rights Shares”) equal to the lesser of: (i) the number of Rights Shares that holder subscribes for under the Additional Subscription Privilege; and (ii) the number of Rights Shares that is equal to the aggregate number of Rights Shares available through unexercised Rights multiplied by the quotient of the number of Rights previously exercised by such holder under the Rights Offering divided by the aggregate number of Rights previously exercised under the Rights Offering by holders of Rights that have subscribed for Rights Shares under the Additional Subscription Privilege. For further information on the Additional Subscription Privilege and the allocation of Remaining Rights Shares, see “How To Use The Rights Certificate – Additional Subscription Privilege – Form 2”.

Non-Registered, Beneficial Shareholders

For Common Shares held through a securities broker or dealer, bank or trust company or other participant (a “CDS Participant”) in the book-based system administered by CDS Clearing and Depository Services Inc. (“CDS”), a subscriber may subscribe for Rights Shares by instructing the CDS Participant holding the subscriber’s Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Rights Share subscribed for to such CDS Participant in accordance with the terms of the Offering. A subscriber wishing to subscribe for Remaining Rights Shares pursuant to the Additional Subscription Privilege must forward its request to the CDS Participant that holds the subscriber’s Rights prior to the Rights Expiry Time, along with payment for the number of Remaining Rights Shares requested. Any excess funds will be returned by mail or credited to the subscriber’s account with its CDS Participant without interest or deduction. Subscriptions for Rights Shares made through a CDS Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Rights Shares once submitted. CDS Participants may have an earlier deadline for receipt of instructions and payment than the Rights Expiry Time.

Only registered Shareholders will be provided with Rights Certificates. For all non-registered, beneficial Shareholders who hold their Common Shares through a CDS Participant in the book-based systems administered by CDS, a global certificate representing the total number of Rights to which all such Shareholders as at the Record Date are entitled will be issued in registered form to, and deposited with, CDS. The Corporation expects that each beneficial Shareholder will receive a confirmation of the number of Rights issued to it from its CDS Participant in accordance with the practices and procedures of that CDS Participant. CDS will be responsible for establishing and maintaining book-entry accounts for CDS Participants holding Rights.

Shareholders who hold their Common Shares through a CDS Participant must arrange for exercises, purchases or transfers of Rights through their CDS Participant and should contact the CDS Participant to instruct them accordingly. It is anticipated by the Corporation that each purchaser of Rights or Rights Shares will receive a customer confirmation of issuance or purchase, as applicable, from the CDS Participant through which such Rights are issued or such Rights or Rights Shares are purchased in accordance with the practices and policies of such CDS Participant.

Neither the Corporation nor the Subscription Agent will have any liability for: (i) the records maintained by CDS or CDS Participants relating to the Rights or the book-entry accounts maintained by them; (ii) maintaining, supervising or reviewing any records relating to such Rights; or (iii) any advice or representations made or given by CDS or CDS Participants with respect to the rules and regulations of CDS or any action to be taken by CDS or their CDS Participants.

Rights Expiry Time

The Offering and the Rights evidenced by the Rights Certificates will expire at the Rights Expiry Time. The Corporation reserves the right to extend the period of this Offering, in its sole discretion, subject to obtaining any required regulatory approvals, if the Corporation determines that the timely exercise of the Rights may have been prejudiced due to disruption in postal service. Rights not exercised by the Rights Expiry Time on the Rights Expiry Date will be void and of no value.

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Rights Certificates

The Rights are evidenced by transferable Rights Certificates. A Rights Certificate is being sent to each registered Shareholder of record as of the Record Date, other than those Shareholders whose addresses of record are not in any of the Qualifying Jurisdictions (the “Ineligible Shareholders”) (see “Details of the Rights Offering – Ineligible Shareholders”), and is enclosed with this Rights Offering Circular. A register of holders of Rights Certificates will be maintained by the Subscription Agent. The Rights are listed on the TSX under the trading symbol “MPV.RT” and the Rights Shares underlying the Rights will also be listed on the TSX under the symbol “MPV” and on the NYSE MKT under the symbol “MDM”. If a Rights Certificate is lost, stolen or destroyed, a replacement Rights Certificate shall be issued only upon compliance with applicable statutory requirements and any other reasonable requirements imposed by the Corporation. The Subscription Agent should be contacted at the subscription office listed below under “How to Use the Rights Certificate – Delivery of Completed Rights Certificates” in the event of the loss, theft or destruction of a Rights Certificate.

A Rights Certificate, by itself, does not confer on the holder of such Rights Certificate, the rights of a Shareholder.

Delivery of Rights Certificates by Intermediaries

Rights Certificates delivered to brokers, dealers or other intermediaries may not be delivered by those intermediaries to Ineligible Shareholders who beneficially own Common Shares (see “Details of the Rights Offering – Ineligible Shareholders”). Intermediaries receiving Rights Certificates that would otherwise be deliverable to Ineligible Shareholders should attempt to sell those Rights for the accounts of such Shareholders and should deliver any proceeds of sale to such Shareholders.

Ineligible Shareholders

This Rights Offering Circular has not been filed with the securities commissions or similar regulatory authority of any jurisdiction other than the Qualifying Jurisdictions. The Rights and Rights Shares issuable upon exercise of the Rights are not being offered, with limited exceptions, to persons who are or appear to be, or the Corporation or the Subscription Agent have reason to believe are, residents of jurisdictions other than the Qualifying Jurisdictions, nor will the Corporation or Subscription Agent accept subscriptions from any Ineligible Shareholder or from any transferee of Rights who is or appears to be, or who the Corporation or the Subscription Agent have reason to believe is, a resident of any jurisdiction or place other than the Qualifying Jurisdictions unless such security holder or transferee satisfies the Corporation not less than 10 days before the Rights Expiry Date (and if the 10th day prior to the Rights Expiry Date is a Saturday, Sunday or statutory holiday in the City of Toronto, Province of Ontario, then such date shall be deemed to be the next business day following the 10th day prior to the Rights Expiry Date) that such offering to and subscription by such security holder or transferee is lawful and in compliance with all securities and other laws applicable in the Qualifying Jurisdictions and the jurisdiction where such security holder or transferee is resident and would not require the Corporation to file any documentation, make any application or pay any payment of any nature whatsoever.

Rights Certificates in respect of Rights issued to Ineligible Shareholders will not be issued and forwarded by the Corporation to Ineligible Shareholders. Ineligible Shareholders will be sent a Rights Offering Circular for information purposes only together with a letter advising them that their Rights Certificates will be issued to and held by the Subscription Agent, which will hold such Rights as agent for the benefit of all Ineligible Shareholders. Instructions as to the sale, transfer or exercise of the Rights represented thereby will not be accepted from such Shareholders (unless such holders satisfy the Corporation that the offer of Rights to, and subscriptions by, such holders is lawful and in compliance with all securities and other laws as described above). Commencing on the 10th day prior to the Rights Expiry Date (and if the 10th day prior to the Rights Expiry Date is a Saturday, Sunday or statutory holiday in the City of Toronto, Province of Ontario, then such date shall be deemed to be the next business day following the 10th day prior to the Rights Expiry Date), the Subscription Agent will use its best efforts to sell the Rights evidenced by such Rights Certificates on behalf of all such respective holders at such prices and otherwise in such manner as the Subscription Agent may determine, in its sole discretion. No charge will be made for the sale of Rights by the Subscription Agent except for a proportionate share of any brokerage commissions incurred by the Subscription Agent and the costs of or incurred by the Subscription Agent in connection with sale of the Rights. The net proceeds (less any applicable withholding tax) of such sale will be divided amongst such holders in proportion to the number of Common Shares held by them respectively on the Record Date, provided the net proceeds attributable to such holder equals or exceeds $10. In the event that the net proceeds attributable to any Ineligible Shareholder is less than $10, then no monies will be paid or delivered to such Shareholder and, in such event, the monies will be delivered to the Corporation and the Corporation and the Subscription Agent will have no further obligations to such Shareholder whatsoever.

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The Subscription Agent’s ability to sell the Rights of Ineligible Shareholders, and the price obtained therefor, are dependent on market conditions. The Subscription Agent will not be subject to any liability for failure to sell any Rights of Ineligible Shareholders at a particular price or at all. The Subscription Agent will act in its capacity as agent of the Ineligible Shareholders on a reasonable commercial efforts basis only and neither the Corporation nor the Subscription Agent will accept responsibility for the price obtained on the sale or the inability to sell the Rights on behalf of any Ineligible Shareholder.

There is a risk that the proceeds received from the sale of Rights will not exceed the costs of or incurred by the Subscription Agent in connection with the sale of such Rights and if applicable, the Canadian tax required to be withheld. In such event, no proceeds will be forwarded.

Shareholders will be presumed to be resident in the place of their registered address, unless the contrary is shown to the satisfaction of the Corporation. A registered Ineligible Shareholder whose address of record is outside the Qualifying Jurisdictions but who holds Common Shares on behalf of a holder who is eligible to participate in the Offering must notify the Corporation and the Subscription Agent, in writing, on or before the tenth day prior to the Rights Expiry Date if such beneficial holder wishes to participate in the Offering. Otherwise, the Subscription Agent will sell the Rights of such Shareholder as described above. Rights delivered to brokers, dealers or other intermediaries may not be delivered by those intermediaries to beneficial Shareholders who are resident in a jurisdiction outside of a Qualifying Jurisdiction. Intermediaries receiving Rights that would otherwise be deliverable to Ineligible Shareholders may attempt to sell those rights for the accounts of such Ineligible Shareholders and should deliver the proceeds of sale to such persons.

Offshore Shareholders

Any shareholder who is resident in or otherwise subject to the laws of a jurisdiction outside Canada and the United States who wishes to exercise the Rights represented by their Rights Certificate will be required to make the certification (included in the packages mailed to those offshore shareholders) that such offshore shareholder’s applicable offshore jurisdiction provides a rights offering prospectus exemption substantially similar to the exemption provided in Canada or does not otherwise require obtaining any approvals of a regulatory authority in the offshore jurisdiction or the filing of any documents by MPV in such offshore jurisdiction in connection with the Rights Offering (the “Offshore Exemption Confirmation”). Offshore shareholders should consult their own legal counsel in their applicable offshore jurisdiction in connection with any Offshore Exemption Confirmation.

U.S. Shareholders

The offering of Rights and Rights Shares issuable on exercise thereof, to or for the account of residents of the United States (the “U.S. Shareholders”) is subject to various provisions of United States securities laws, and is being made only to holders of Common Shares as of the Record Date. The Rights Shares issuable to such persons upon exercise of Rights will be registered on Form F-7 under the U.S. Securities Act, and such Rights Shares will not be subject to transfer restrictions under the U.S. Securities Act, except for restrictions applicable to “affiliates” of the Corporation, as such term is defined under the U.S. Securities Act.

The Rights are “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act and may be transferred outside the United States only through the facilities of the TSX in transactions that comply with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by a Rights holder through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts”, as that term is defined in Regulation S, are conducted in the United States in connection with the resale. In order to enforce this resale restriction, A Rights holder thereof will be required to execute a declaration certifying that such sale is being made outside the United States through the facilities of the TSX in accordance with Regulation S, which is included as part of Form 3. See “Purchase, Sale or Transfer of Rights - Form 3.”

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HOW TO USE THE RIGHTS CERTIFICATE

General

By completing the appropriate form on the Rights Certificate in accordance with the instructions below, a Rights holder may:

(a)	subscribe for Rights Shares under the Basic Subscription Privilege (Form 1);

(b)	subscribe for Remaining Rights Shares under the Additional Subscription Privilege (Form 2);

(c)	sell or transfer Rights (Form 3); or

(d)	divide, combine or exchange a Rights Certificate (Form 4).

Exercise of the Basic Subscription Privilege - Form 1

The payment of the Subscription Price and six Rights are required to subscribe for one Rights Share. To determine the number of Rights Shares which may be subscribed for pursuant to the Basic Subscription Privilege, divide the number of Rights set forth on the face of the Rights Certificate by six (see “Details of the Rights Offering – Basic Subscription Privilege”). The holder of a Rights Certificate may subscribe for all of or any lesser number of Rights Shares for which the Rights Certificate entitles the holder to subscribe by completing and executing Form 1 on the Rights Certificate and delivering the Rights Certificate, together with payment in full of the Subscription Price in Canadian funds by certified cheque, bank draft or money order payable to the order of Computershare Trust Company of Canada for those Rights Shares subscribed for, to the Subscription Agent as specified under “How to Use the Rights Certificate – Delivery of Completed Rights Certificates”. Subscriptions may not be revoked after delivery to the Subscription Agent.

Completion of Form 1 constitutes a representation that the holder is not an Ineligible Shareholder.

Exercise of the Additional Subscription Privilege - Form 2

Subscribing for Remaining Rights Shares

In order to exercise the Additional Subscription Privilege, any holder of a Rights Certificate who completes Form 1 of the Rights Certificate for the maximum number of Rights Shares that can be subscribed for given the number of Rights evidenced by such certificate, must also complete Form 2 on the face of the Rights Certificate and specify the number of Remaining Rights Shares desired to be subscribed for. When the subscriber delivers to the Subscription Agent the completed Rights Certificate and payment for the Rights Shares initially subscribed for under Form 1, payment in the manner described under “How to Use the Rights Certificate – Payment of Subscription Price” must also be enclosed for the Remaining Rights Shares subscribed for under Form 2 pursuant to the Additional Subscription Privilege, failing which such additional subscription shall be invalid. Funds received as payment of the Subscription Price for subscriptions made under the Additional Subscription Privilege will be placed in a segregated account with the Subscription Agent pending allocation of any Remaining Rights Shares pursuant to the Additional Subscription Privilege. The Additional Subscription Privilege will only be available to Eligible Shareholders.

Allocation of Remaining Rights Shares

If there are sufficient Remaining Rights Shares to satisfy all additional subscriptions by participants in the Additional Subscription Privilege, each participant will be allotted the total number of Remaining Rights Shares subscribed for.

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If the aggregate number of Rights Shares subscribed for under the Additional Subscription Privilege exceeds the number of Remaining Rights Shares, the Remaining Rights Shares will be allotted to each participant in the Additional Subscription Privilege on a proportionate basis in accordance with the following formula: the number of the Remaining Rights Shares allotted to each participant in the Additional Subscription Privilege will be the lesser of:

(a)	the number of Remaining Rights Shares which that holder has subscribed for under the Additional Subscription Privilege; and

(b)	the product (disregarding fractions) obtained by multiplying the aggregate number of Remaining Rights Shares by a fraction of which the numerator is the number of Rights Shares subscribed for by that participant under the Basic Subscription Privilege and the denominator is the aggregate number of Rights Shares subscribed for under the Basic Subscription Privilege by all participants in the Additional Subscription Privilege.

If any participant has subscribed for fewer Rights Shares than the number resulting from the application of the formula in (b) above, the excess Rights Shares will be allotted in a similar manner among the participants who were allotted fewer Remaining Rights Shares than they subscribed for.

If as a result of the application of the foregoing formula, a participant in the Additional Subscription Privilege is allotted a number of Remaining Rights Shares which falls short of the number specified in Form 2 on the face of the participant’s Rights Certificate, the Subscription Agent will, when mailing the certificates for the Rights Shares issued to the participant, refund, without interest or any additional costs, the excess portion of the total Subscription Price paid by the participant.

Purchase, Sale or Transfer of Rights - Form 3

The Rights Certificates will be in registered form. The Rights are listed and posted for trading on the TSX under the trading symbol “MPV.RT” and will remain listed and posted for trading until 12:00 p.m. (Toronto time) on the Rights Expiry Date.

The Rights may be transferred only through the facilities of the TSX in transactions that comply with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by a Rights holder through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts”, as that term is defined in Regulation S, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Corporation’s “affiliates”, as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, a Rights holder thereof will be required to execute a declaration certifying that such sale is being made through the facilities of the TSX in accordance with Regulation S.

A Rights holder, in lieu of exercising Rights to subscribe for Rights Shares, may sell or transfer the Rights through the facilities of the TSX personally or through the usual investment channels, such as investment dealers or brokers by completing the Form 3 on the face of the Rights Certificate and delivering the Rights Certificate to the purchaser (transferee). Rights Certificates will not be registered in the name of an Ineligible Shareholder. The transferee may exercise all of the Rights of the transferring holder without obtaining a new Rights Certificate. If a Rights Certificate is transferred in blank, the Corporation and the Subscription Agent may thereafter treat the bearer as the absolute owner of the Rights Certificate for all purposes and neither the Corporation nor the Subscription Agent will be affected by any notice to the contrary.

Sales or transfers should be done in ample time for the new Rights Certificates to be issued and used before the Rights Expiry Time.

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Dividing or Combining Rights Certificates - Form 4

A Rights Certificate may be exchanged for two or more Rights Certificates, and two or more Rights Certificates may be exchanged for a single new Rights Certificate. In each case, the new Rights Certificate(s) will represent a whole number of Rights aggregating the same number of whole Rights as were evidenced by the original Rights Certificate(s). Such an exchange may be effected by completing Form 4 as printed on the Rights Certificate and surrendering it to the Subscription Agent at either office as indicated under “How to Use the Rights Certificate – Delivery of Completed Rights Certificates”. This should be done in ample time for the new Rights Certificates to be issued and used before the Rights Expiry Time.

Unexercised Rights

A subscriber who exercises some, but not all, of the Rights evidenced by a Rights Certificate, will be deemed to have elected not to exercise the balance of the Rights evidenced by such Rights Certificate, which will be void and of no value, unless that subscriber elects to divide the Rights Certificate by completing Form 4 (see “How to Use the Rights Certificate – Dividing or Combining Rights Certificates – Form 4”).

Signatures

When the original holder signs any form on the Rights Certificate, the signature must correspond in every particular with the name of the holder as it appears on the face of the Rights Certificate. If the Rights Certificate is transferred (see “How to Use the Rights Certificate – Purchase, Sale or Transfer of Rights – Form 3”) the signature of the transferor must be guaranteed by a Canadian Schedule 1 chartered bank or eligible guarantor institution with membership in an approved signature medallion program.

If a Rights Certificate is issued to or transferred to two or more persons who hold the Rights evidenced thereby jointly, the signatures of all such joint holders shall be required on the appropriate forms in order to exercise the Basic Subscription Privilege and, if applicable, the Additional Subscription Privilege, or to sell or transfer Rights.

If a form on the Rights Certificate is signed by a trustee, executor or administrator, by an officer of a corporation or by any person acting in a representative capacity, the Rights Certificate must be accompanied by evidence satisfactory to the Subscription Agent of authority to so sign. Such evidence would consist of, in the case of a corporation, a certified extract from the by-laws or a certified copy of a board resolution granting authority to certain officers to sell, assign and transfer securities registered in its name, together with a certificate of the corporate secretary identifying the authorized officers. In the case of a trustee, executor or administrator, or by any person acting in a legal representative capacity, such evidence would consist of appropriate proof of appointment.

Payment of Subscription Price

The Subscription Price for all the Rights Shares subscribed for, including those subscribed for under the Additional Subscription Privilege, must be paid in Canadian funds by certified cheque, bank draft or money order payable to the order of “Computershare Trust Company of Canada”.

Delivery of Completed Rights Certificates

Subscribers should deliver the completed Rights Certificates by registered mail, hand delivery or courier to the Subscription Agent at the following address:

Computershare Trust Company of Canada

100 University Avenue

9th Floor

Toronto, Ontario

M5J 2Y1

Attention: Corporate Actions

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In case of postal service interruption, subscribers should deliver the Rights Certificates by hand or by courier to the address noted above.

The method of delivery of a Rights Certificate is at the option and risk of the person effecting the same. MPV recommends that Rights Certificates be delivered by hand or, if mailed, sent by registered mail.

Reservation of Rights Shares

The Corporation will, at all times, reserve a sufficient number of its Rights Shares to permit the exercise of all of the Rights.

No Fractional Rights Shares

The Corporation will not issue fractional Rights Shares upon the exercise of Rights. Where the issuance of Rights would otherwise entitle the holder of Rights to fractional Rights Shares, the holder’s entitlement will be reduced to the next lowest whole number of Rights Shares, with no additional compensation.

Determinations as to Validity of Subscription

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription or request for transfer will be determined by MPV, in its sole discretion, whose determination shall be final and binding. All subscriptions are irrevocable. MPV reserves the absolute right to reject any subscription if such subscription is not in proper form or if the acceptance thereof or the issuance of Rights Shares pursuant thereto could be deemed unlawful. The Corporation also reserves the right to waive any defect with regard to any particular subscription. Neither the Corporation nor Computershare will be under any duty to give any notification of any defect or irregularity in such subscriptions nor shall either of them incur any liability for failure to give such notification.

Delivery of Rights Share Certificates

Certificates for the Rights Shares subscribed for in accordance with this Offering, will be registered in the name of and mailed to the address of the subscriber as stated on the Rights Certificate, unless otherwise directed, as soon as practicable following the Rights Expiry Time.

Acceptance by Book-Based Transfer in Canada

Beneficial Shareholders in the Qualifying Jurisdictions may also accept the Offering in the Qualifying Jurisdictions by following the procedures for book-based transfer, provided that a confirmation of the book-based transfer of their Rights through CDS on-line tendering system into the Subscription Agent’s account at CDS, is received by the Subscription Agent at its office in Toronto, Ontario prior to the Rights Expiry Time. The Subscription Agent has established an account at CDS for the purpose of the Offering. Any financial institution that is a participant in CDS may cause CDS to make a book-based transfer of a holder’s Rights into the Subscription Agent’s account in accordance with CDS procedures for such transfer. Delivery of Rights using the CDS book-based transfer system will constitute a valid tender under the Offering.

Beneficial shareholders in the Qualifying Jurisdictions, through their respective CDS Participants, who utilize the CDS on-line system to accept the Offering through a book-based transfer of their Rights into the Subscription Agent’s account with CDS, are deemed to have completed a Rights Certificate and therefore such instructions received by the Subscription Agent are considered as a valid tender in accordance with the terms of the Offering. Registered Shareholders must exercise their Rights in accordance with the procedures set out in “How to Use the Rights Certificate”.

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SUBSCRIPTION AGENT AND TRANSFER AGENT

The Subscription Agent has been appointed to receive subscriptions and payments from holders of Rights and to perform the services relating to the exercise and transfer of the Rights. The following office of the Subscription Agent has been appointed to perform these services:

Computershare Trust Company of Canada
100 University Avenue

9th Floor

Toronto, Ontario

M5J 2Y1
Attention: Corporate Actions

The Corporation will pay the fees and expenses of the Subscription Agent in respect of such services. The Subscription Agent, through its offices at Toronto, Ontario, is the transfer agent and registrar for the Common Shares.

INCOME TAX CONSEQUENCES

The income tax consequences of acquiring, holding or disposing of a Right or the Rights Shares acquired upon exercise of a Right may vary according to the status of the investor, the jurisdiction which he resides or carries on business and his own particular circumstances. Each investor should seek independent advice regarding such tax consequences based on his own particular circumstances.

INTENTION OF INSIDERS TO EXERCISE RIGHTS

Certain insiders of the Corporation have advised the Corporation that they intend to exercise all of the Rights they receive under this Offering (subject to compliance with the laws of the jurisdiction in which they are resident), however no commitments to do so have been made except with respect to the Rights held by Bottin (International) Investments Ltd. (controlled by Dermot Desmond) which owns 17,016,929 Common Shares (approximately 21.08% of the outstanding Common Shares).

Shareholders should be aware that the directors and officers of MPV and their associates, as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 3,073,752 Common Shares representing approximately 3.8% of the outstanding Common Shares.

To the knowledge of the directors and senior officers of MPV, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation other than as disclosed above, which is based on the information disclosed on the System for Electronic Disclosure by Insiders (“SEDI”) at www.sedi.ca. For further information concerning the sole shareholder of the Corporation who holds in excess of 10% of the issued and outstanding Common Shares, see “Principal Shareholder”.

The Corporation announced the Offering and the Subscription Price of $3.50 per Rights Share on October 10, 2012, at which time the “market price” of the Common Shares on October 10, 2012, the last trading day prior to the announcement was $4.02 per share (determined in accordance with National Instrument 45-101 – Rights Offerings). In the event that the Subscription Price is greater than the market price for the Common Shares at the date of filing of this Rights Offering Circular, the Corporation will not permit any insider of the Corporation to increase its proportionate interest in the Corporation through the exercise of Rights under the Offering. For certainty, “proportionate interest in the Corporation” means an insider’s proportionate interest in MPV based on the number of Common Shares held by such insider on the Record Date, and not based on any subsequent increase in overall interest prior to completion of the Offering. The Corporation will put instructions in place with the Subscription Agent to prevent the issuance of securities subscribed for by insiders in excess of their proportionate interest in the Corporation in such circumstances and to return related subscription proceeds.

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Should the directors, officers and other insiders of the Corporation purchase the maximum number of Rights Shares issuable pursuant to the Offering and Remaining Rights Shares pursuant to the Additional Subscription Privilege, the directors, officers and other insiders of MPV may increase their respective percentage ownership of the outstanding Common Shares following completion of this Offering.

Even if the directors, officers and other insiders of the Corporation do not participate in the Rights Offering, such insiders may increase their respective percentage ownership of the outstanding Common Shares following completion of the Offering.

DESCRIPTION OF THE CORPORATION’S SECURITIES

General

The Corporation’s authorized share capital consists of an unlimited number of Common Shares without par value. As at the date hereof, there were 80,715,558 Common Shares issued and outstanding, all of which are fully paid and non-assessable and 794,000 Common Shares are reserved for issuance pursuant to the Corporation’s currently outstanding stock options granted under the Corporation’s stock option plan. The following summary of certain material terms of the Corporation’s Common Shares does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Corporation’s articles and applicable by-laws. Copies of the Corporation’s articles are available on SEDAR at www.sedar.com.

Dividends. Holders of Common Shares are entitled to receive dividends when, as and if declared by the board of directors of the Corporation. The Business Corporations Act (Ontario) provides that a corporation may not declare or pay a dividend if there are reasonable grounds for believing that: (a) the corporation is, or would after the payment of the dividend, be unable to pay its liabilities as they become due; or (b) the realizable value of the corporation’s assets would thereby be less than the aggregate of, (i) its liabilities, and (ii) its stated capital of all classes.

Voting. Shareholders are entitled to receive notice of and to attend at all meetings of the Shareholders and are entitled to one vote for each Common Share on all matters voted on by Shareholders, including the election of directors.

The Common Shares do not by their terms carry any pre-emptive, subscription, redemption or conversion rights.

STAND-BY COMMITMENT

Bottin (International) Investments Ltd. (controlled by Dermot Desmond) (the “Guarantor”) will, on the closing date of the Rights Offering, purchase 100% of the Rights Shares, issuable under the Rights Offering, which remain unsubscribed for by holders of Rights under the Basic Subscription Privilege and the Additional Subscription Privilege, at the Subscription Price, and has entered into a Stand-By Commitment agreement (the “Stand-By Agreement”) with the Corporation. Subject to and in accordance with the terms of the Stand-By Agreement, on the closing date of the Rights Offering, the Guarantor will pay in immediately available funds by wire transfer to an account designated by the Corporation, or by certified cheque payable to the Corporation or its counsel, the aggregate Subscription Price that is payable for the Rights Shares which remain unsubscribed for to be purchased by the Guarantor, and the Corporation will issue the Rights Shares to the Guarantor and deliver the certificate(s) representing such Rights Shares as soon as practicable thereafter.

Pursuant to the terms of the Stand-By Agreement, the Guarantor will be entitled by giving written notice to the Corporation at any time prior to the Rights Expiry Time, to terminate and cancel, without any liability on its part, its obligations under this Stand-By Agreement, if,

(a)	any inquiry, investigation (whether formal or informal) or other proceeding is commenced by a governmental entity pursuant to applicable laws in relation to the Corporation or any of its subsidiaries or in relation to any of the Corporation’s directors and officers, any of which suspends or ceases trading in any of the Rights or Rights Shares or operates to prevent or restrict the lawful distribution any of the Rights or Rights Shares;

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(b)	if any order is issued by a governmental entity, or if there is any change of law, either of which suspends or ceases trading in any of the Rights or Rights Shares or operates to prevent or restrict the lawful distribution of any of the Rights or Rights Shares;

(c)	any Material Adverse Change (as defined in the Stand-By Agreement) occurs at any time following the execution of the Stand-By Agreement by the Guarantor;

(d)	the Corporation fails to obtain any necessary approvals concerning the Rights or the Rights Shares from the TSX or the applicable Canadian securities regulatory authorities;

(e)	the Common Shares or the Rights are de-listed or suspended or halted for trading for a period greater than five business days for any reason by the TSX at any time prior to the closing of the Rights Offering;

(f)	the conditions set forth in Section 8.3 of the Stand-By Agreement have not been fulfilled on or before the closing date of the Rights Offering; or

(g)	if the Rights Offering is otherwise terminated or cancelled or the Closing (as contemplated in Article 8 of the Stand-By Agreement) has not occurred on or before December 31, 2012.

As of the date of this Circular, the Guarantor holds 17,016,929 Common Shares, representing 21.08% of the outstanding Common Shares and the maximum number of Rights Shares that the Guarantor may acquire pursuant to the stand-by commitment is 13,452,593, being the aggregate number of Rights Shares issuable under the Offering. Assuming the Guarantor acquires the maximum number of Rights Shares pursuant to the stand-by commitment, the Guarantor would hold 30,469,522 Common Shares, representing 32.36% of the outstanding Common Shares upon completion of the Offering.

As compensation for performing its obligations under the Stand-by Agreement, the Corporation will pay to the Guarantor a fee equal to $706,261 (the “Stand-By Fee”), which is based on 1.5% of the aggregate Subscription Price to be paid for the 13,452,593 Rights Shares to be issued through the Rights Offering.

PRINCIPAL SHAREHOLDER

To the knowledge of the directors and senior officers of MPV, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation except as set out in the table below:

Name of the Holder	Number of Common Shares	Percentage
Bottin (International) Investments Ltd. (controlled by Dermot Desmond)	17,016,929 Common Shares(1)	21.08%

Note:

(1)	Information obtained from reports filed on SEDI at www.sedi.ca.

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CHANGES OF OWNERSHIP

To the knowledge of the directors and officers of MPV, there have been no issuances or transfers of securities of the Corporation that have materially affected the control of MPV since December 31, 2011.

MANAGING DEALER FEE AND SOLICITING DEALER FEES

The Corporation has not retained any party to solicit subscriptions for Rights Shares pursuant to the Offering.

USE OF PROCEEDS

In the event that the Rights Offering is fully subscribed, the Corporation will receive gross proceeds of approximately $47,084,076 (subject to adjustment for rounding and assuming no convertible securities of the Corporation are exercised prior to the Record Date) and net proceeds of approximately $46,302,815 after deducting expenses of the issue estimated at $75,000 and the Stand-By Fee. The completion of the Rights Offering is not conditional upon the Corporation receiving any minimum amount of subscriptions from Shareholders.

The net proceeds from the Rights Offering will be used by the Corporation to fund the Corporation’s 49% share of the Gahcho Kué JV costs, including permitting, engineering design, procurement, transport, drilling and related expenditures; and for general corporate purposes. The following is a breakdown of the major expenditure categories with expected amounts indicated:

Construction equipment	$ 5,000,000
Engineering and site infrastructure	2,000,000
Steel and piping	3,000,000
Heavy mining equipment	11,500,000
Contingency	3,000,000
EPCM contract	6,000,000
Winter road	1,000,000
De Beers payment	10,000,000
G&A and Owners cost	3,000,000

The Corporation anticipates that approximately $14,000,000 of the above expenditures will be spent by the end of the first quarter in 2013 and that approximately $24,000,000 will be spent in the third quarter of 2013, with the remainder expended by the end of 2013.

The above expenditures are principally for current and future capital costs, with the exception of the $10 million payment to De Beers Canada Inc. which is a repayment for agreed historic “sunk costs”.

The proceeds from the Rights Offering will not be sufficient to complete the development of the Gahcho Kué project. The Corporation’s share of the total capital costs, including working capital, is approximately $300 million. The Corporation is in discussions with potential lenders to arrange debt facilities for approximately $250 million which will be required during 2014 and 2015.

While the Corporation continues to assess potential acquisition targets, it has not currently entered into any binding commitments or agreements with respect to any such acquisition. Until utilized, for the above purposes, the net proceeds from the Offering may be invested in short term investment grade securities.

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The Corporation intends to spend the available funds as set forth above. However, there may be circumstances where, for sound business reasons, a reallocation of the available funds may be necessary. In any event, the available funds will be used by the Corporation in furtherance of its business.

RISK FACTORS

An investment in the Corporation’s securities involves a significant degree of risk and should be considered speculative due, generally, to the nature of the business in which the Corporation is engaged, the limited extent of the Corporation’s assets, the Corporation’s state of development and the degree of its reliance upon the expertise of management. Prospective investors should carefully review the following factors, together with other information contained or referred to in this Rights Offering Circular, before making an investment decision.

Risk Factors Relating to MPV

The Corporation's limited operating history makes it difficult to evaluate the Corporation's current business and forecast future results.

The Corporation has only a limited operating history on which to base an evaluation of the Corporation's current business and prospects, each of which should be considered in light of the risks, expenses and problems frequently encountered in the early stages of growth of all companies, and in mining companies in particular.

The Corporation has not commenced mining operations and is still in the development and permitting stage of the Gahcho Kué Project. The Corporation may not be able to obtain all of the permits which are necessary for it to commence operations. The Corporation’s mining operations may not be successful. As a result of this limited operating history, period-to-period comparisons of the Corporation’s operating results may not be meaningful and the results for any particular period should not be relied upon as an indication of future performance.

The diamond mining business is speculative and the Corporation may not be successful in implementing its plans to establish a successful and profitable diamond mining business.

Resource exploration and possible development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Diamonds acquired or discovered by the Corporation may be required to be sold at a price which is reflective of the market at that time.

The Corporation has no significant source of operating cash flow and failure to generate revenues in the future could cause the Corporation to go out business.

The Corporation currently has no significant source of operating cash flow. The Corporation has limited financial resources. The Corporation's ability to achieve and maintain profitability and positive cash flow is dependent upon the Corporation's ability to generate revenues. The Corporation’s current operations do not generate any cash flow. The Corporation’s annual operating costs, excluding its share of costs of the Gahcho Kué Project, are approximately $2 million.

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The Corporation is in the development and permitting stage for the Gahcho Kué Project and may never become profitable.

The Corporation's Gahcho Kué Project is in the permitting and engineering design stage. The Corporation’s proposed mining operations may never become profitable. Drilling of the 5034, Hearne, and Tuzo kimberlite pipes have been extensive and have now been completed for purposes for the development of the mine. Reserves have been established through the Feasibility Study but the permitting of the mine is still underway. Estimates of mineral deposits, development plans and production costs, when made, can be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of diamonds ultimately discovered may differ from that indicated by bulk sampling results. Mine plans and processing concepts that have been developed are not necessarily final.

The preliminary process testing may not be accurate in predicting the actual presence and recoverability of diamonds on Corporation properties.

Process testing is limited to small scale testing based on a number of laboratory test programs, trade-off studies and design evaluations. There can be no assurance that diamonds recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale. Difficulties may be experienced in obtaining the expected diamond recoveries when scaling up to a production scale process plant.

The Corporation has a history of losses and is likely to continue to incur losses for the foreseeable future.

The Corporation has a history of losses and is likely to continue to incur losses for the foreseeable future. During the fiscal years ended December 31, 2011 and 2010 and the nine-month period ending December 31, 2009, and the year ended March 31, 2009, the Corporation incurred net losses or earnings during each of the following periods:

•	$11.539 million loss for the year ended December 31, 2011;

•	$14.535 million loss for the year ended December 31, 2010 (restated to IFRS);

•	$1.458 million loss for the nine months ended December 31, 2009 (GAAP); and,

•	$1.538 million net loss for the year ended March 31, 2009 (GAAP).

As of December 31, 2011, the Corporation had an accumulated deficit of $90.9 million. There can be no assurance that the Corporation will ever be profitable.

None of the Corporation’s properties have advanced to the commercial production stage, and the Corporation has no history of earnings or cash flow from operations and, as an exploration and development company, has only a history of losses.

The Corporation may never recover the amounts it has capitalized for mineral property costs.

The recoverability of the amounts capitalized for mineral properties in the Corporation’s consolidated financial statements, prepared in accordance with International Financial Reporting Standards, is dependent upon the ability of the Corporation to complete exploration and development, the discovery of economically recoverable reserves, and, if warranted, upon future profitable production or proceeds from disposition of some or all of the Corporation's mineral properties.

The Corporation’s failure to generate revenues in the future could cause the Corporation to go out of business.

As of December 31, 2011, the Corporation had cash and cash equivalents and short-term investments of approximately $17.8 million and working capital of approximately $15.1 million. During the past two fiscal years ended December 31, 2011 and December 31, 2010, the Corporation used approximately $20.4 million in cash flows in operating activities including approximately $13.1 million during the year ended December 31, 2011, and $7.3 million during the year ended December 31, 2010.

The Corporation’s administrative and other expenses are expected to be approximately $2.0 million for the next year, in addition to an estimated $10.5 million for the Corporation’s proportional share of expenses for the Gahcho Kué joint venture for 2012. No repayments of historic sunk costs are expected in 2012.

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In order to advance the Gahcho Kué Project, the Corporation will be required to raise additional capital through equity and/or debt financings on terms that may be dilutive to its shareholders’ interests in the Corporation and the value of their common shares. The Corporation may consider debt financing, joint ventures, production sharing arrangements, disposing of properties or other arrangements to meet its capital requirements in the future. Such arrangements may have a material adverse affect on the Corporation’s business or results of operations. As well, there is no guarantee that the Corporation will be able to raise additional capital, or to raise additional capital on terms and conditions which it finds acceptable. If the Corporation is not able to raise sufficient capital, it may not be able to grow the Corporation, or it may be forced to cease doing business.

If the Corporation does not hold good title to properties, its ability to explore and eventually mine them could be prevented or restricted.

The Corporation’s business depends upon having clear title to its properties and its ability to explore, develop and mine its properties without undue restriction. If any of its properties are subject to prior unregistered agreements that restrict the use of the properties, or if it does not hold title to the properties as it believes it does, its ability to explore, develop and mine on those properties could be limited or prevented completely. This would have a material adverse effect on the Corporation and its results of operation.

Diamond prices can fluctuate significantly, and as a result, the Corporation’s results of operation may fluctuate significantly.

The market for rough diamonds is subject to strong influence from demand in the United States, Japan, China and India, which are the largest markets for polished diamonds, and supply from major producers such as Alrosa of Russia and Debswana of Botswana. The price of diamonds has historically fluctuated. The price of diamonds dropped sharply after September 11, 2001. Between 2003 and 2006 diamond prices increased on average by approximately 15%. In 2007, rough diamond prices increased by an average of 25%, and in the first five months of 2008, by a further 11%. From about mid-2008 to mid-April 2009, rough diamond prices fell sharply with concerns of the global economic environment of the time. By mid-April 2009, rough diamond prices rebounded to pre-global recession levels. During 2010, rough diamond prices increased by approximately 30%. This strengthening continued through the first half of 2011 when diamond prices reached historic highs. During the second half of 2011, diamond prices dropped sharply resulting in an overall approximate 17% increase during the year. Such fluctuations make it difficult to predict future diamond prices and the Corporation’s future results of operation may fluctuate significantly with rough diamond prices.

The Corporation may incur significant costs to comply with Environmental and Government Regulation.

The current and anticipated future operations of the Corporation, including development activities and commencement of production on its properties, require permits from various federal, territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in development, production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Corporation's exploration and development activities and its potential mining and processing operations in Canada are subject to various Canadian Federal and Territorial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.

Such exploration, development and operation activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Corporation obtain permits from various governmental agencies. The Corporation believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. There can be no assurance, however, that all permits which the Corporation may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration, development or mining activities which the Corporation might undertake.

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Failure to comply with applicable laws, regulations and permit requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. The amount of funds required to comply with all environmental regulations and to pay for compensation in the event of a breach of such laws may exceed the Corporation's ability to pay such amounts.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation of existing or new laws, could have a material adverse impact on the Corporation and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining facilities.

Climate and transportation costs may increase and have a negative effect on the Corporation’s results of operation.

The Gahcho Kué Project is subject to climate and transportation risks because of its remote northern locations. Such factors can add to the costs of exploration, development and operation, thereby increasing costs and negatively affecting profitability.

The Corporation is dependent upon its joint venture partner for the success of the Gahcho Kué Project.

The Corporation, and the success of the Gahcho Kué Project, are dependent on the efforts, expertise and capital resources of our joint venture partner, De Beers Canada, and its parent De Beers. De Beers Canada is the project operator and is responsible for exploring, permitting, developing and operating the Gahcho Kué Project. In addition, De Beers Canada is providing its share of financing for the Gahcho Kué Project. The Corporation is dependent on De Beers Canada for accurate information about the Gahcho Kué Project, and the proper and timely progress of exploration, permitting and development.

Operating Hazards and Risks

Diamond exploration and mining involves many risks. Operations in which the Corporation has a direct or indirect interest will be subject to all the hazards and risks (such as accidents, injuries, and hazardous waste) normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to property and possible environmental damage.

There are numerous factors beyond the control of the Corporation that may affect the marketability of any diamonds discovered.

Factors beyond the control of the Corporation may affect the marketability of any diamonds produced. Significant price movements over short periods of time may be affected by numerous factors beyond the control of the Corporation, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to the Canadian dollar and other currencies), interest rates and global and/or regional consumption patterns. The effect of these factors on the prices of diamonds and therefore the economic viability of any of the Corporation's projects cannot accurately be predicted.

The Corporation's expectations reflected in forward-looking statements may prove to be incorrect.

This Circular includes "forward-looking statements". A shareholder or prospective shareholder should bear this in mind when assessing the Corporation’s business. All statements, other than statements of historical facts, included in this annual report, including, without limitation, the statements under and located elsewhere herein regarding industry prospects and the Corporation's financial position are forward-looking statements. Although the Corporation believes that the expectations reflected in such forward-looking statements are reasonable, such expectations may prove to be incorrect.

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The Mineral Resources Industry is intensely competitive and the Corporation competes with many companies with greater financial means and technical facilities.

The resource industry is intensely competitive in all of its phases, and the Corporation competes with many companies possessing greater financial resources and technical facilities. Competition could adversely affect the Corporation's ability to acquire suitable producing properties or prospects for exploration in the future.

Future equity financings which the Corporation may undertake would cause shareholders’ interests in the Corporation to be diluted.

The Corporation’s current operations do not generate any cash flow. As the Corporation seeks additional equity financing, the issuance of additional shares will dilute the interests of the Corporation's current shareholders. The amount of the dilution would depend on the number of new shares issued and the price at which they are issued. The Corporation has raised funds in recent years through share, option and warrant issuances. As of December 31, 2011, the Corporation had cash and cash equivalents and short-term investments of approximately $17.8 million and working capital of approximately $15.1 million. To develop the Gahcho Kué mine, and perform exploration on any other properties acquired, the Corporation will need to investigate sources of additional liquidity to increase the cash balances required in the future. These additional sources include, but are not limited to, share offerings, private placements, credit facilities, and debt, as well as further possible exercises of outstanding options by directors and officers. There can be no assurance that the Corporation will be able to raise additional funds as needed, or that funds raised, if any, would be on terms and conditions acceptable to the Corporation. The Corporation’s annual cash administrative operating costs, excluding the costs directly associated with the Gahcho Kué Project, are approximately $2.0 million.

If outstanding options to buy Corporation stock are exercised, existing shareholders’ interests in the Corporation will be diluted.

As at October 15, 2012, there were 794,000 options outstanding with exercise prices ranging from $1.26 to $6.13 (expiring at various dates). The stock options, if fully exercised, would increase the number of shares outstanding by 794,000. Such options, if fully exercised, would constitute about 0.974% (out of 81,509,558 shares (80,715,558 issued and outstanding, plus total outstanding options)) of the Corporation's resulting share capital as at October 15, 2012. It is unlikely that outstanding options and warrants would be exercised unless the market price of the Corporation's common shares exceeds the exercise price at the date of exercise. The exercise of such options and the subsequent resale of such Common shares in the public market could adversely affect the prevailing market price and the Corporation's ability to raise equity capital in the future at a time and price which it deems appropriate. The Corporation may also enter into commitments in the future which would require the issuance of additional common shares and the Corporation may grant new share purchase warrants and stock options. Any share issuances from the Corporation's treasury will result in dilution to existing shareholders.

Members of our Board of Directors may have outside interests which conflict with the Corporation or its shareholders.

The President and CEO and director, Patrick Evans, and the CFO and Corporate Secretary, Jennifer Dawson, have Consulting Agreements with the Corporation. In addition, certain officers and directors of the Corporation are associated with other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time.

If the Corporation is not able to attract and maintain qualified key management personnel, it may not be able to successfully implement its planned business activities and growth.

The nature of the Corporation's business, its ability to continue its exploration, development and permitting activities and to thereby develop a competitive edge in its marketplace depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that the Corporation will be able to attract and retain such personnel. The Corporation’s development to date has depended, and in the future will continue to depend, on the efforts of Patrick Evans. Loss of the key person could have a material adverse effect on the Corporation. The Corporation does not maintain key-man life insurance on Patrick Evans.

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The Corporation’s stock price is subject to significant fluctuations.

Prices for the Corporation's shares on the TSX and on the NYSE MKT, have been extremely volatile. The price for the Corporation's common shares on the TSX ranged from $3.52 (low) and $6.50 (high) during the fiscal year ended December 31, 2011, and from $2.02 (low) to $6.65 (high) during the fiscal year ended December 31, 2010. The price on the NYSE MKT ranged from $3.48 US (low) and $6.74 US (high) during the fiscal year ended December 31, 2011, and from $1.96 US (low) to $6.64 US (high) during the fiscal year ended December 31, 2010. Any investment in the Corporation’s securities is therefore subject to considerable fluctuations in value.

The Corporation has not paid dividends in the past and does not anticipate paying them in the foreseeable future.

Since its inception, the Corporation has not paid any cash dividends on its common stock and does not anticipate paying any cash dividends on its common stock in the foreseeable future. Without dividends on its common stock, shareholders will be able to profit from an investment only if the price of the stock appreciates before the shareholder sells it.

Currency rate fluctuations may have a material effect on our financial position, results of operations, and timing of the development of the Corporation’s properties.

Feasibility and other studies conducted to evaluate the Corporation’s properties are typically denominated in U.S. dollars, and the Corporation conducts a significant portion of its operations and incurs a significant portion of its administrative and operating costs in Canadian dollars. The exchange rate for converting U.S. dollars into Canadian dollars has fluctuated in recent years. Accordingly, the Corporation is subject to fluctuations in the rates of currency exchange between the U.S. dollar and the Canadian dollar, and these fluctuations in the rates of currency exchange may materially affect the Corporation's financial position, results of operations and timing of the development of its properties. In particular, the recent strong increase in the value of the Canadian dollar compared to the U.S. dollar should be expected to have a material impact on projected future capital and operating costs, which could impact on the economic viability of the Gahcho Kué Project.

Historically, the Corporation has been dependent on the support of De Beers and there is no assurance that their support will continue in the future.

The exploration of the Gahcho Kué Project has historically been funded by De Beers Canada, De Beers Canada is the operator of the Project, and De Beers Canada has an equity investment in the Corporation. With the execution of the 2009 Joint Venture Agreement, De Beers and the Corporation share funding responsibility for the Gahcho Kué Project. Under the 2009 Gahcho Kué Joint Venture Agreement, the Corporation and De Beers are required to fund their share of costs for future operations. As well, the Corporation is required to make certain repayments of agreed historic costs of the Gahcho Kué Project, funded by De Beers, if and when certain events occur. If either party is unable to fund their share of costs, or, if the Corporation defaults on its required payments of historic costs if and when they are due, in addition to interest on late or defaulted payments, marketing rights can be diluted for the defaulting party. As well, there is no assurance that the Corporation will have the required funds on hand when the payments are required to be made. Finally, there is no assurance that the level of support provided by De Beers will continue in the future.

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It will be difficult for any shareholder of the Corporation to commence legal action against the Corporation’s executives.

Enforcing judgments against them or the Corporation will be difficult. As the Corporation is a Canadian Corporation, it may be difficult for U.S. shareholders of the Corporation to effect service of process on the Corporation or to realize on judgments obtained against the Corporation in the United States. Some of the Corporation’s directors and officers are residents of Canada and a significant part of the Corporation’s assets are, or will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service of process within the United States upon the Corporation, directors, officers or experts who are not residents of the United States, or to realize in the United States judgments of courts of the United States predicated upon civil liability of any of the Corporation directors or officers under the United States federal securities laws. If a judgment is obtained in the U.S. courts based on civil liability provisions of the U.S. federal securities laws against the Corporation or its directors or officers it will be difficult to enforce the judgment in the Canadian courts against the Corporation and any of the Corporation's non-U.S. resident executive officers or directors. Accordingly, United States shareholders may be forced to bring actions against the Corporation and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Corporation or the Corporation’s directors and officers. Subject to necessary registration, as an extra provincial company, under applicable provincial corporate statutes in the case of a corporate shareholder, Canadian courts do not restrict the ability of non-resident persons to sue in their courts. Nevertheless it may be difficult for United States shareholders to bring an original action in the Canadian courts to enforce liabilities based on the U.S. federal securities laws against the Corporation and any of the Corporation's Canadian executive officers or directors.

The MPV Shares may be delisted from NYSE MKT, and if this occurs, shareholders may have difficulty converting their investment into cash efficiently.

NYSE MKT has established certain standards for the continued listing of a security on this exchange. If the Common Shares were to be excluded from NYSE MKT, the prices of the Common Shares and the ability of shareholders to sell such stock would be adversely affected. If the Corporation were to be delisted, the Corporation would be required to comply with the initial listing requirements to be relisted on NYSE MKT. The Corporation is likely a “passive foreign investment company” which may have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. investors in the Common Shares should be aware that the Corporation believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2011, and based on current business plans and financial expectations, the Corporation believes that it will be a PFIC for the tax year ending December 31, 2012. If the Corporation is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Corporation’s net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Corporation will satisfy record keeping requirements that apply to a qualified electing fund, or that the Corporation will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Corporation is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their Common Shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Risk Factors Relating to this Rights Offering

Subscription Price not an Indication of Value.

The Subscription Price of $3.50 represents approximately a 13% discount to the closing price of the Common Shares on October 10, 2012, the last trading day prior to the Corporation announcing its intention to undertake a Rights Offering. The Subscription Price was determined by the board of directors of the Corporation and does not necessarily bear any relationship to the book value of MPV’s assets, past operations, cash flows, losses, financial condition or any other established criteria for value. Shareholders should not consider the Subscription Price as an indication of the Corporation’s value. After the date of this Rights Offering Circular, the Common Shares may trade at prices above or below the Subscription Price.

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Decline in the Trading Price May Occur.

The trading price of the Common Shares in the future may decline below the Subscription Price. MPV can make no assurance that the Subscription Price will remain below any future trading price for the Common Shares. Future prices of the Common Shares may adjust positively or negatively depending on various factors including MPV’s future revenues, operations, speculation in the trade or business press about MPV’s operations and overall conditions affecting MPV’s businesses, economic trends and the securities markets.

No Revocation of Right.

Even if the price of the Common Shares declines below the Subscription Price for the Common Shares, resulting in a loss on subscribers’ investments upon the exercise of the subscribers’ Rights, subscribers may not revoke or change the exercise of Rights after they send in their subscription forms and payment. MPV may, in its discretion, extend the Rights Expiry Time in accordance with applicable Canadian securities laws and the applicable policies of the TSX. During any potential extension of time, the price of the Common Shares may decline below the Subscription Price and result in a loss on subscribers’ investments upon the exercise of the Rights. If the Rights Expiry Time is extended after subscribers send in their subscription forms and payment, subscribers still may not revoke or change the exercise of Rights.

No Interest on Subscription Funds.

If MPV cancels the Rights Offering, neither MPV nor the Subscription Agent will have any obligation with respect to the Rights, except to return, without interest, any subscription payments to subscribers.

Shareholders Need to Act Promptly and Follow Subscription Instructions.

Shareholders who desire to purchase Rights Shares in this Rights Offering must act promptly to ensure that all required forms and payments are actually received by the Subscription Agent prior to the Rights Expiry Time, and any permitted extension of the Rights Expiry Time. If Shareholders fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to the exercise of Rights by the holder, the Subscription Agent may, depending on the circumstances, reject the subscription or accept it to the extent of the payment received. Neither MPV nor the Subscription Agent undertakes to attempt to correct an incomplete or incorrect subscription form or payment. MPV has the sole discretion to determine whether an exercise of Rights properly follows the subscription procedures.

STATEMENT AS TO RESALE RESTRICTIONS

Securities legislation in the Qualifying Jurisdictions restricts the ability of a holder to trade the Rights and the Rights Shares issuable upon the exercise of such Rights, without certain conditions having been fulfilled or applicable prospectus and registration requirements of applicable securities legislation having been complied with in the Qualifying Jurisdictions. The following is a general summary of the restrictions governing the first trades of such securities in the Qualifying Jurisdictions. Additional restrictions apply to “insiders” of the Corporation and holders of the Rights and the Rights Shares issuable upon the exercise of the Rights, who are “control persons” or the equivalent or who are deemed to be part of what is commonly referred to as a “control block” in respect of the Corporation for purposes of securities legislation. Each holder of Rights is urged to consult his or her professional advisors to determine the exact conditions and restrictions applicable to trades of the securities.

Generally, in Canada, the first trade of any of the Common Shares will be exempt from the prospectus requirements of securities legislation in the Qualifying Jurisdictions if:

(a)	the Corporation is and has been a “reporting issuer” in a jurisdiction of Canada for the four months immediately preceding the trade;

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(b)	the trade is not a “control distribution” as defined in the applicable securities legislation;

(c)	no unusual effort is made to prepare the market or to create a demand for the securities;

(d)	no extraordinary commission or other consideration is paid in respect of such trade; and

(e)	if the seller is an insider or officer of the Corporation, the seller has no reasonable grounds to believe that the Corporation is in default of applicable securities legislation.

If such conditions have not been met, then the securities may not be resold except pursuant to a prospectus or prospectus exemption, which may only be available in limited circumstances.

The Corporation has been a reporting issuer for more than four months in each of the provinces of British Columbia, Alberta, Manitoba, Saskatchewan, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

In addition, the Rights may be transferred only through the facilities of the TSX in transactions that comply with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by Rights holders through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts”, as that term is defined in Regulation S, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Company’s “affiliates”, as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, a Rights holder thereof will be required to execute a declaration certifying that such sale is being made through the facilities of the TSX in accordance with Regulation S.

The foregoing is a summary only and is not intended to be exhaustive. Holders of Rights should consult with their advisors concerning restrictions on resale, and should not resell their securities until they have determined that any such resale is in compliance with the requirements of applicable legislation.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fraser Milner Casgrain LLP, counsel to the Corporation, the following is a summary, as of the date hereof, of the principal Canadian federal income tax consequences under the Tax Act generally applicable to holders who acquire Rights pursuant to the Rights Offering and Rights Shares issued on the exercise of such Rights and who, at all relevant times, for purposes of the Tax Act (i) hold their existing Common Shares, and will hold their Rights and Rights Shares as capital property; and (ii) deal at arm’s length with and are not affiliated with the Corporation (herein, “Holders”). Rights and Rights Shares will generally be considered to be held as capital property unless held in the course of carrying on a business or acquired in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder of Rights or Rights Shares: (i) that is a “financial institution” or “specified financial institution” for purposes of the Tax Act, (ii) an interest in which is a “tax shelter investment” for the purposes of the Tax Act, or (iii) that has made a functional currency reporting election pursuant to section 261 of the Tax Act. Such Holders should consult their own tax advisors. In addition, this summary does not address the deductibility of interest by a Holder that has borrowed money or otherwise incurred debt in connection with the exercise of the Rights offered pursuant to this Rights Offering.

This summary is based on the current provisions of the Tax Act in force on the date hereof, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Rights Offering Circular (the “Proposed Amendments”) and on counsel’s understanding of the current administrative practices and assessing policies of the Canada Revenue Agency (“CRA”) publicly available prior to the date hereof. This summary assumes that the Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or in the administrative practices or assessing policies of CRA, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which may differ significantly from those discussed herein.

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This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any Holder or prospective holder and no representations with respect to the income tax consequences to any particular Holder or a prospective holder are made. Accordingly, all Holders should consult their own income tax advisors with respect to the specific tax consequences to them of acquiring, holding, exercising and disposing of Rights or Rights Shares.

RESIDENTS OF CANADA

The following discussion applies to a Holder who, at all relevant times, is or is deemed to be a resident of Canada for the purposes of the Tax Act and any applicable tax treaty or convention (a “Canadian Holder”). Certain Canadian Holders may, in certain circumstances, be able to make an irrevocable election under subsection 39(4) of the Tax Act to treat the Rights Shares and every “Canadian security” (as defined in the Tax Act) owned by such Canadian Holder in the taxation year of the election and in all subsequent taxation years as capital property. Rights are not “Canadian securities” for this purpose; accordingly, the characterization of Rights as capital property is unaffected by a Canadian Holder’s election under subsection 39(4) of the Tax Act.

Receipt of Rights

No amount will be required to be included in computing the income of a Canadian Holder as a consequence of acquiring Rights pursuant to the Rights Offering. The cost of a Right received pursuant to the Rights Offering will be nil for the purposes of the Tax Act. The adjusted cost base of each identical Right held by a Canadian Holder will be averaged with the adjusted cost base of each other Right held by that Canadian Holder as capital property (including any Rights acquired otherwise than pursuant to this Rights Offering).

Exercise of Rights

The exercise of Rights will not constitute a disposition of property for purposes of the Tax Act and, consequently, no gain or loss will be realized on the exercise of Rights. The cost of a Rights Share acquired on the exercise of Rights will be equal to the aggregate of the amount paid to acquire such Rights Share and the adjusted cost base, if any, of the Right. The adjusted cost base of such Rights Shares will be averaged with the adjusted cost base of all Common Shares held by the Canadian Holder as capital property immediately before the acquisition thereof.

Expiry of Rights

The expiry of an unexercised Right will result in a capital loss to the Canadian Holder equal to the adjusted cost base, if any, of the Right immediately before its expiry. The tax treatment of capital losses (if any) is described below under the subheading “Capital Gains and Capital Losses”.

Disposition of Rights or Rights Shares

Upon a disposition or deemed disposition of a Right or a Rights Share by a Canadian Holder (in the case of Rights, other than pursuant to the exercise or expiry thereof), the Canadian Holder will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of the disposition, exceed (or are less than) the adjusted cost base of such Right or Rights Share (if any), as the case may be, to the Canadian Holder. The tax treatment of capital gains and losses is discussed in greater detail below under the subheading “Capital Gains and Capital Losses”.

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Receipt of Dividends on Rights Shares

A Canadian Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on such Canadian Holder’s Rights Shares. In the case of a Canadian Holder who is an individual (other than certain trusts), such taxable dividends will be subject to the gross up and dividend tax credit rules normally applicable to taxable dividends received from “taxable Canadian corporations” (as defined in the Tax Act), including the enhanced gross up and dividend tax credit rules for “eligible dividends” (as defined in the Tax Act). Eligible dividends will generally include dividends paid by a taxable Canadian corporation, such as the Corporation, where those dividends have been designated as “eligible dividends” by the corporation at or prior to the time the dividends are paid. There are limitations on the ability of a corporation to designate dividends as eligible dividends.

Taxable dividends received by a Canadian Holder who is an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

A Canadian Holder that is a corporation will be required to include dividends received or deemed to be received on the Rights Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income, subject to all applicable restrictions under the Tax Act. A corporation that is a private corporation or a subject corporation for purposes of the Tax Act may also be liable to pay a tax (refundable in certain circumstances) of 33 ⅓% on dividends received or deemed to be received to the extent that such dividends are deductible in computing the corporation’s taxable income.

Capital Gains and Capital Losses

One-half of any capital gain realized by a Canadian Holder must be included in the Canadian Holder’s income for the year as a taxable capital gain and one-half of any capital loss realized by a Canadian Holder must deducted as an allowable capital loss against taxable capital gains realized by the Canadian Holder in the year of disposition. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act. A capital gain realized by a Canadian Holder that is an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

The amount of any capital loss realized by a Canadian Holder that is a corporation on the disposition or deemed disposition of Rights Shares may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstances described by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Rights Shares, directly or indirectly, through a partnership or a trust. Canadian Holders to which these rules may be relevant should consult with their own tax advisors in this regard.

A Canadian Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) also may be liable to pay an additional tax (refundable in certain circumstances) of 6 ⅔% on certain investment income which will include an amount in respect of taxable capital gains.

NON-RESIDENTS OF CANADA

The following portion of the summary is generally applicable to a Registered Holder that, at all relevant times for purposes of the Tax Act, is neither resident nor deemed to be resident in Canada (including as a consequence of an applicable income tax treaty or convention) and does not use or hold, and is not deemed to use or hold Rights or Rights Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules which are not discussed in this summary, may apply to a non-resident insurer carrying on business in Canada and elsewhere.

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Receipt of Rights

The issuance of Rights to a Non-Resident Holder pursuant to the Rights Offering will not be subject to Canadian withholding tax and no other tax will be payable under the Tax Act by a Non-Resident Holder in respect of the receipt of Rights pursuant to the Rights Offering.

Exercise of Rights

The exercise of Rights by a Non-Resident Holder will not constitute a disposition of Rights for purposes of the Tax Act and, consequently, no gain or loss will be realized by the Non-Resident Holder upon the exercise of the Rights.

Expiry of Rights

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of the expiry or termination of an unexercised Right.

Dispositions of the Rights or Rights Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Rights or Rights Shares (including a disposition made on behalf of non-registered, beneficial holders) unless the Rights or Rights Shares disposed of constitute “taxable Canadian property” of the Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

The Rights will only be “taxable Canadian property” of a Non-Resident Holder if the Rights Shares to be issued upon the exercise of the Rights would be “taxable Canadian property” of the Non-Resident Holder.

Generally, a Rights Share will not be “taxable Canadian property” of a Non-Resident Holder at a particular time provided that either: (a) at no time during the 60-month period preceding the particular time did such Rights Share derive more than 50% of its fair market value directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) Canadian resource properties, (iii) timber resource properties (as such terms are defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property described in (i) to (iii), whether or not the property exists; or (b) such Rights Share is listed on a designated stock exchange (which currently includes the TSX) at that time and at no time during the 60-month period ending at that time did the Non-Resident Holder, persons not dealing at arm’s length with such Non-Resident Holder or the Non-Resident Holder together with all such persons, own 25% or more of the issued shares of any class or series of the capital stock of the Corporation.

Non-Resident Holders for which the Rights or Rights Shares may constitute “taxable Canadian property” should consult their own tax advisors for advice having regard to their particular circumstances.

Receipt of Dividends on Rights Shares

Dividends on Rights Shares paid or credited, or deemed to be paid or credited to a Non-Resident Holder will be subject to a non-resident withholding tax under the Tax Act at a rate of 25%, subject to reduction under the provisions of an applicable income tax treaty or convention.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the receipt, exercise, termination or disposition of Rights (which for purposes of this discussion, will include any Rights acquired pursuant to the Additional Subscription Privilege) under the Rights Offering and the ownership and disposition of Common Shares received upon the exercise of such Rights. For purposes of this summary, the references to “Rights Shares” shall mean Common Shares received upon the exercise of the Rights.

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This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the receipt, exercise, termination or disposition of Rights and the ownership and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the receipt, exercise, termination or disposition of Rights and the ownership and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each U.S. Holder should consult its own tax advisors regarding the U.S. and non-U.S. tax consequences relating to the receipt, exercise, termination or disposition of Rights and the ownership and disposition of Common Shares and Rights Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the receipt, exercise, termination or disposition of Rights and the ownership and disposition of Common Shares and Rights Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

NOTICE PURSUANT TO U.S. TREASURY DEPARTMENT CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE CODE (AS DEFINED BELOW). THIS SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS DOCUMENT. EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings and administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Rights or Rights Shares acquired upon the exercise of Rights received pursuant to this Offering that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

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•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Rights, Common Shares or Rights Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Rights, Common Shares or Rights Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Rights, Common Shares or Rights Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Corporation. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Rights, Common Shares or Rights Shares in connection with carrying on a business in Canada; (d) persons whose Rights, Common Shares or Rights Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. and non-U.S. tax consequences relating to the receipt, exercise, termination or disposition of Rights and the ownership and disposition of Common Shares and Rights Shares.

If an entity or arrangement that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Rights, Common Shares or Rights Shares, the U.S. federal income tax consequences to such entity and the owners of such entity generally will depend on the activities of the entity and the status of such owners. This summary does not discuss U.S. tax consequences to such entities or owners. Owners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the receipt, exercise, termination or disposition of Rights and the ownership and disposition of Common Shares and Rights Shares.

Taxation of Rights

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Receipt of Rights

Generally, a U.S. Holder that receives a right to acquire shares will not be treated as receiving a taxable dividend. However, under certain circumstances, a U.S. Holder that receives a right to acquire shares may be treated as receiving a taxable dividend in an amount equal to the value of such right. For example, a U.S. Holder that receives a right to acquire common shares generally will be treated as having received a taxable dividend if such U.S. Holder’s proportionate interest in the earnings and profits or assets of the corporation is increased and any other shareholder receives a distribution of cash or other property. For purposes of the preceding sentence, the term “shareholder” includes holders of warrants, options and convertible securities.

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While the issue is not free from doubt, the Corporation believes that the distribution of the Rights should be treated as a non-taxable stock distribution under Section 305(a) of the Code and the Corporation and its agents (including the depositary) intend to treat the distribution of the Rights consistently with this belief. The following discussion assumes that the IRS and U.S. courts will respect the Corporation’s position and that the U.S. Holder is not subject to United States federal income tax on the receipt (or deemed receipt) of a Right. However, the Corporation’s position is not binding on the IRS and no assurance can be made that the IRS will not disagree with such position. If the Corporation’s position were finally determined by the IRS or a U.S. court to be incorrect, the fair market value of the Rights a U.S. Holder receives would be taxable to that U.S. Holder as a dividend in the manner described below under “Taxation of Common Shares — Taxation of Distributions”. U.S. Holders should consult their own tax advisors regarding the risk of having a taxable distribution as a result of the receipt of the Rights.

If the fair market value of the Rights on the date of their distribution equals or exceeds 15% of the fair market value on such date the Common Shares with respect to which the Rights are distributed, a U.S. Holder’s tax basis in such Common Shares must be allocated between such Common Shares and the Rights. Such an allocation must be made in proportion to the fair market value of the Common Shares and the fair market value of the Rights on the date the Rights are distributed.

If the fair market value of the Rights on the date the Corporation distributes them is less than 15% of the fair market value of the Common Shares on the same date, a U.S. Holder’s tax basis in such Rights will be zero and the U.S. Holder’s basis in the Common Shares with respect to which the Rights are distributed will remain unchanged. Notwithstanding the foregoing, a U.S. Holder may elect (in a statement attached to the U.S. Holder’s United States federal income tax return for the year in which the Rights were received) to allocate to the Rights a portion of the U.S. Holder’s basis in such Common Shares in the manner described in the immediately preceding paragraph. Any such election is irrevocable and must be applied to all of the Rights an investor receives pursuant to this Offering.

Sale or Other Disposition of Rights

Upon a sale or other disposition of a Right, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the Right. The amount realized on a sale or other disposition of a Right for cash generally will be the amount of cash a U.S. Holder receives in exchange for such Right. If the consideration a U.S. Holder receives for the Right is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment the U.S. Holder receives determined by reference to the spot exchange rate in effect on the date of the sale or other disposition or, if the Right sold or exchanged is traded on an “established securities market” and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date.

Subject to the passive foreign investment company (as defined below, a “PFIC”) rules discussed below, any gain or loss a U.S. Holder recognizes on the sale or other disposition of a Right to a third party will be long-term capital gain or loss if the U.S. Holder’s holding period in the Right is deemed to be greater than one year. A U.S. Holder’s holding period in a Right will be deemed to have begun on the same date as that of the Common Share with respect to which the U.S. Holder received such Right. Any gain or loss will generally be treated as U.S. source gain or loss. The deductibility of capital losses is subject to limitations.

Termination of Rights

If a U.S. Holder allows a Right to expire without such Right being exercised, sold or exchanged by the U.S. Holder or on the U.S. Holder’s behalf and no portion of the tax basis in the Common Shares owned by such holder with respect to which such Rights were distributed will be allocated to the unexercised Rights. If a U.S. Holder allocates a portion of its tax basis in the Common Shares held by such holder to the Rights and the Rights expire without exercise after the holder disposes of the Common Shares with respect to which the Rights were received, then the tax consequences are unclear. Either the U.S. Holder recomputes its gain or loss from the sale of the Common Shares as if no basis were allocated to the Rights or the U.S. Holder should recognize a capital loss from the expiration of the Rights equal to the tax basis allocated to such Rights. U.S. Holders should consult their own tax advisors regarding this issue.

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Exercise of Rights

The exercise of a Right by a U.S. Holder will not be a taxable transaction for United States federal income tax purposes. A U.S. Holder’s initial basis in Rights Shares acquired upon exercise of a Right generally will be equal to the Subscription Price plus a U.S. Holder’s basis (if any) in the Right in U.S. dollars. Subject to the PFIC rules discussed below, the holding period for Rights Shares acquired on the exercise of a Right will begin on the date of exercise.

Passive Foreign Investment Company Rules

If the Corporation is considered a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares, Rights or Rights Shares. The Corporation believes that it was classified as a PFIC for its tax year ended December 31, 2011, and based on current business plans and financial expectations, the Corporation expects to be a PFIC for its current tax year ending December 31, 2012 and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Corporation concerning its PFIC status or that the Corporation was not, or will not be, a PFIC for any tax year. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Corporation.

In any year in which the Corporation is classified as a PFIC, a U.S. Holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

The Corporation generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Corporation is passive income (the “income test”) or (b) 50% or more of the value of the Corporation’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Corporation will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Corporation from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, under certain attribution rules, if the Corporation is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Corporation which is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on their proportionate share of any (a) distribution on the shares of a Subsidiary PFIC and (b) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

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Default PFIC Rules Under Section 1291 of the Code

If the Corporation is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares, Rights and Rights Shares will depend on whether such U.S. Holder makes a timely election to treat the Corporation (and/or a Subsidiary PFIC) as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a timely mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to Common Shares or Rights Shares (as described below, a QEF Election will not be available with respect to the Rights). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares, Rights and Rights Shares and (b) any excess distribution received on the Common Shares and Rights Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common Shares and Rights Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, Rights and Rights Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any excess distribution received on such Common Shares and Rights Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares, Rights, or Rights Shares, as applicable. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Corporation is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, Rights Shares or Rights, the Corporation will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Corporation ceases to be a PFIC in one or more subsequent tax years. If the Corporation ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Common Shares and Rights Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Common Shares and Rights Shares were sold on the last day of the last tax year for which the Corporation was a PFIC. No such election, however, may be made with respect to Rights.

Under proposed Treasury Regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC (such as the Rights), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. Under rules described below, the holding period for the Rights Shares will begin on the date a U.S. Holder acquires the Rights. This will impact the availability of the QEF Election and Mark-to-Market Election with respect to the Rights Shares. Thus, a U.S. Holder will have to account for Rights Shares and Common Shares under the PFIC rules and the applicable elections differently. See discussion below under “QEF Election” and under “Market-to-Market Election”.

QEF Election

A U.S. Holder that makes a timely QEF Election for the first tax year in which its holding period of its Common Shares begins, generally, will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Corporation, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Corporation, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Corporation is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Corporation. However, for any tax year in which the Corporation is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

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A U.S. Holder that makes a timely QEF Election with respect to the Corporation generally (a) may receive a tax-free distribution from the Corporation to the extent that such distribution represents “earnings and profits” of the Corporation that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Corporation was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely QEF Election for the first year in the U.S. Holder’s holding period for the Common Shares, the U.S. Holder may still be able to make a timely QEF Election in a subsequent year if such U.S. Holder also makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective.

A timely QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Corporation ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Corporation is not a PFIC. Accordingly, if the Corporation becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Corporation qualifies as a PFIC.

As discussed above, under proposed Treasury Regulations, if a U.S. Holder has an option, warrant or other right to acquire stock of a PFIC (such as the Rights), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. However, a holder of an option, warrant or other right to acquire stock of a PFIC may not make a QEF Election that will apply to the option, warrant or other right or to acquire PFIC stock. In addition, under proposed Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held.

Consequently, if a U.S. Holder of Common Shares makes a QEF Election, such election generally will not be treated as a timely QEF Election with respect to Rights Shares and the rules of Section 1291 of the Code discussed above will continue to apply with respect to such U.S. Holder’s Rights Shares. However, a U.S. Holder of Rights Shares should be eligible to make a timely QEF Election if such U.S. Holder elects in the tax year in which such Rights Shares are received to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Rights Shares were sold for fair market value on the date such U.S. Holder acquired them. In addition, gain recognized on the sale or other taxable disposition (other than by exercise) of the Rights by a U.S. Holder will be subject to the rules of Section 1291 of the Code discussed above. Each U.S. Holder should consult its own tax advisors regarding the application of the PFIC rules to the Common Shares, Rights, and Rights Shares.

U.S. Holders should be aware that there can be no assurances that the Corporation will satisfy the record keeping requirements that apply to a QEF, or that the Corporation will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Corporation is a PFIC and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares and with respect to the shares in any Subsidiary PFICs. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

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Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares and Rights Shares are marketable stock. The Common Shares and Rights Shares generally will be “marketable stock” if the Common Shares and Rights Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares

Any Mark-to-Market Election made by a U.S. Holder for the Common Shares will also apply to such U.S. Holder’s Rights Shares. As a result, if a Mark-to-Market Election has been made by a U.S. Holder with respect to Common Shares, any Rights Shares received will automatically be marked-to-market in the year of exercise. Because a U.S. Holder’s holding period for Rights Shares includes the period during which such U.S. Holder held the Rights, a U.S. Holder will be treated as making a Mark-to-Market Election with respect to its Rights Shares after the beginning of such U.S. Holder’s holding period for the Rights Shares unless the Rights Shares are acquired in the same tax year as the year in which the U.S. Holder received its Rights. Consequently, the default rules under Section 1291 described above generally will apply to the mark-to-market gain realized in the tax year in which Rights Shares are received. However, the general mark-to-market rules will apply to subsequent tax years.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares and any Rights Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in the Common Shares and any Rights Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares and any Rights Shares, over (ii) the fair market value of such Common Shares and any Rights Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares and Rights Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares and Rights Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares and Rights Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

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Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares and Rights Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares and Rights Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares, Rights or Rights Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares, Rights or Rights Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares, Rights or Rights Shares.

In addition, a U.S. Holder who acquires Common Shares, Rights or Rights Shares from a decedent will not receive a “step up” in tax basis of such Common Shares, Rights or Rights Shares to fair market value.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares, Rights and Rights Shares.

Taxation of Common Shares

The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any non-U.S. income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Corporation, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Corporation, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see “Taxation of Common Shares - Sale or Other Taxable Disposition of Common Shares” below). However, the Corporation may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Corporation with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not constitute qualified dividend income eligible for the “dividends received deduction”. In addition, the Corporation does not anticipate that its distributions will be eligible for the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

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Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Common Shares are held for more than one year.

Subject to the PFIC rules discussed above, preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the receipt, exercise, termination or disposition of Rights and the ownership and disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare sutrax on “net investment income” including, among other things, dividends and net gain from dispositions of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

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Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their Rights or Common Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on Common Shares, and proceeds arising from the sale or other taxable disposition of, Rights or Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides security holders of the Corporation with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to those security holders. However, such rights must be exercised within the prescribed time limits. Security holders should refer to the applicable provisions of securities legislation of the province of residence for particulars of those rights, or consult with a lawyer.

ADDITIONAL INFORMATION

Further information regarding the Corporation, its activities and its financial results may be found in the Corporation’s continuous disclosure documents, copies of which can be obtained on SEDAR at www.sedar.com.

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INQUIRIES

Inquiries relating to this Offering should be addressed:

By Hand, Courier or Registered Mail to: Computershare Trust Company of Canada 100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions	By Regular Mail to: Computershare Trust Company of Canada P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attention: Corporate Actions
By E-Mail to: corporateactions@computershare.com By Telephone: North American Toll Free: 1-800-564-6253 Outside North America: 1-514-982-7555

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PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

EXHIBITS.

The Exhibits to this Registration Statement are:

Exhibit Number	Exhibit
23.1	Consent of Fraser Milner Casgrain LLP

PART III

CONSENT TO SERVICE OF PROCESS

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Ontario, Canada on October 18, 2012.

MOUNTAIN PROVINCE DIAMONDS INC.

By:	/s/ Patrick Evans

Patrick Evans President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated, on October 18, 2012.

Signature	Title	Date

/s/ Jennifer Dawson	Chief Financial Officer and Corporate Secretary	October 18, 2012
Jennifer Dawson

/s/ Jonathan C.J. Comerford	Chairman and Director	October 18, 2012
Jonathan C.J. Comerford

/s/ D. Harry W. Dobson	Director	October 18, 2012
D Harry W. Dobson

/s/ Elizabeth Kirkwood.	Director	October 18, 2012
Elizabeth Kirkwood

/s/ Peeyush Varshney	Director	October 18, 2012
Peeyush Varshney

/s/ Carl G. Verley	Director	October 18, 2012
Carl G. Verley

/s/ David E. Whittle	Director	October 18, 2012
David E. Whittle

AUTHORIZED REPRESENTATIVE

 Pursuant to the requirements of Section 6(a) of the Securities Act of 1933 as amended, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States on October 18, 2012.

By:	/s/ Patrick Evans
President, Chief Executive Officer and Director

INDEX TO EXHIBITS

EXHIBITS.

The Exhibits to this Registration Statement are:

Exhibit Number	Exhibit
23.1	Consent of Fraser Milner Casgrain LLP